    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 1995

                                                       REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933.

                     CERTIFIED GROCERS OF CALIFORNIA, LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               CALIFORNIA                                              95-0615250
     (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)       (I.R.S. EMPLOYER IDENTIFICATION NO.)

                            ------------------------

                           2601 South Eastern Avenue
                         Los Angeles, California 90040
                                 (213) 723-7476
               (Address, including zip code and telephone number,
       including area code, of registrant's principal executive offices)
                         ------------------------------

            Alfred A. Plamann, President and Chief Executive Officer
                     Certified Grocers of California, Ltd.
                           2601 South Eastern Avenue
                         Los Angeles, California 90040
                                 (213) 723-7476
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code of Agent for Service)
                         ------------------------------

                                    Copy to:
                                 Neil F. Yeager
                           Burke, Williams & Sorensen
                              611 W. Sixth Street
                                   25th Floor
                         Los Angeles, California 90017
                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS
PURSUANT TO  RULE 415  UNDER THE  SECURITIES  ACT OF  1933 CHECK  THE  FOLLOWING
BOX /X/

    IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITY HOLDERS, OR A COMPLETE AND LEGIBLE FACSIMILE THEREOF, PURSUANT TO ITEM 11(A)(1) OF THIS FORM, CHECK THE FOLLOWING BOX / /

                        CALCULATION OF REGISTRATION FEE

                                                         PROPOSED        PROPOSED
                                                         MAXIMUM         MAXIMUM        AMOUNT OF
       TITLE OF EACH CLASS OF           AMOUNT TO     OFFERING PRICE    AGGREGATE      REGISTRATION
    SECURITIES TO BE REGISTERED       BE REGISTERED      PER UNIT     OFFERING PRICE       FEE
 $3,000,000 Subordinated Patronage
 Dividend Certificates Due December
 15, 2002...........................    $3,000,000         none         $3,000,000        $1,035

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET

    Cross-reference between items of Part 1 of Form S-2 and Prospectus filed by Certified Grocers of California, Ltd., as part of Registration Statement covering Subordinated Patronage Dividend Certificates Due December 15, 2002.

ITEM NUMBER AND CAPTION                     LOCATION OR CAPTION IN PROSPECTUS
-----------------------------------------  ------------------------------------
 1.  Forepart of the Registration
      Statement and Outside Front Cover
      Page of Prospectus.................  Cover page; Outside Front Cover Page of Prospectus
 2.  Inside Front and Outside Back Cover
      Pages of Prospectus................  Inside Front Cover Page of
                                           Prospectus; Outside Back Cover Page
                                            of Prospectus
 3.  Summary Information, Risk Factors
      and Ratio of Earnings to Fixed
      Charges............................  Outside Front Cover Page of
                                           Prospectus; Risk Factors; Selected
                                            Consolidated Financial Data
 4.  Use of Proceeds.....................  Use of Proceeds
 5.  Determination of Offering Price.....  (Not Applicable)
 6.  Dilution............................  (Not Applicable)
 7.  Selling Security Holders............  (Not Applicable)
 8.  Plan of Distribution................  Method of Offering
 9.  Description of Securities to Be
      Registered.........................  Outside Front Cover Page of
                                           Prospectus; Description of the
                                            Certificates
10.  Interests of Named Experts and
      Counsel............................  (Not Applicable)
11.  Information with Respect to the
      Registrant.........................  Outside Front Cover Page of
                                           Prospectus; Business; Tax Matters;
                                            Selected Consolidated Financial
                                            Data; Management's Discussion and
                                            Analysis of Financial Condition and
                                            Results of Operations; Index to
                                            Financial Statements
12.  Incorporation of Certain Information
      by Reference.......................  Inside Front Cover Page of
                                           Prospectus
13.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities........................  (Not Applicable)

PROSPECTUS

                     CERTIFIED GROCERS OF CALIFORNIA, LTD.
                            $3,000,000 SUBORDINATED
                        PATRONAGE DIVIDEND CERTIFICATES
                             DUE DECEMBER 15, 2002

    This Prospectus relates to the issuance by Certified Grocers of California, Ltd. ("Certified") of Subordinated Patronage Dividend Certificates Due December 15, 2002 (the "Certificates"). Unless otherwise indicated by the context, all references to the "Company" include Certified and its subsidiaries. The Certificates will be issued to member-patrons and associate patrons (sometimes referred to collectively as "patrons") of Certified and will evidence the indebtedness of Certified respecting that portion of the patronage dividends to be distributed to such patrons for Certified's fiscal year ended September 2, 1995 and to be allocated by Certified on its books to such patrons' required patronage dividend deposit accounts. As to patronage dividends to be distributed with respect to Certified's 1995 fiscal year, Certificates will be issued evidencing the allocation of an amount of such dividends equal to 40% of the patronage dividends of all divisions, except the dairy division, and 20% of the first and second quarter dairy division patronage dividends. However, as to any particular patron, if such amount is less than $500.00, then Certified will not issue a Certificate nor make such allocation in connection with the distribution of such patron's patronage dividend. The Certificates will bear interest from the date of issuance at the rate of 7% per annum, payable annually on December 15 in each year, commencing December 15, 1996. The Certificates are subject to redemption, in whole or in part, at any time at the option of Certified. Certified will have the right, at its option, to set off against the principal of and interest accrued on a Certificate amounts owing to Certified or any of its subsidiaries by the holder of the Certificate. The Certificates will be unsecured general obligations of Certified and will be subordinated to all existing and future Senior Indebtedness (as defined) of Certified. The Certificates will be issued under an Indenture between Certified and First Interstate Bank of California, as Trustee. See, "BUSINESS -- Patronage Dividends" and "DESCRIPTION OF THE CERTIFICATES."

                             ---------------------
    CAREFUL CONSIDERATION SHOULD BE GIVEN TO THE MATTERS DISCUSSED UNDER "RISK FACTORS," BEGINNING ON PAGE 3 OF THIS PROSPECTUS.
                             ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
                                                         UNDERWRITING         PROCEEDS
                                          PRICE          DISCOUNTS AND         TO THE
                                        TO PUBLIC         COMMISSIONS       COMPANY(1)(2)
-------------------------------------------------------------------------------------------
$3,000,000 Subordinated Patronage
 Dividend Certificates Due
 December 15, 2002................     $3,000,000            none            $3,000,000
-------------------------------------------------------------------------------------------

(1)  Before deducting expenses payable by Certified estimated at $34,535.

(2) Based on the assumption that this amount of Certificates will be issued. There is no assurance that this amount will be issued.

THIS OFFER IS NOT UNDERWRITTEN.

              THE DATE OF THIS PROSPECTUS IS               , 1995

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND IF GIVEN OR MADE SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY STATE IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                             AVAILABLE INFORMATION

    Certified is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Copies of such materials can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. In addition, such material can be inspected and copied at the public reference facilities maintained by the Commission and located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 75 Park Place, New York, New York 10007.

                             ADDITIONAL INFORMATION

    As permitted by the rules and regulations of the Commission, this Prospectus omits certain information and exhibits contained in a Registration Statement on Form S-2 filed by Certified with the Commission. For further information, reference is made to the Registration Statement including the exhibits filed as a part thereof. Copies of the Registration Statement and exhibits may be obtained from the principal office of the Commission in Washington, D.C. upon payment of the fee prescribed by the rules and regulations of the Commission.

                           INCORPORATION BY REFERENCE

    The following documents filed by Certified with the Commission are incorporated by reference into this Prospectus: (1) Annual Report on Form 10-K for the fiscal year ended September 3, 1994; (2) Amendment No. 1 to Annual Report on Form 10K/A for the fiscal year ended September 3, 1994; (3) Quarterly Report on Form 10-Q for the quarter ended December 3, 1994; (4) Quarterly Report on Form 10-Q for the quarter ended March 4, 1995; and (5) Quarterly Report on Form 10-Q for the quarter ended June 3, 1995.

    Certified will provide without charge to each person or shareholder of Certified to whom a copy of this Prospectus is delivered, upon the written or oral request of such person or shareholder, a copy of the foregoing Reports incorporated by reference herein, other than exhibits to such Reports. Requests should be directed to: Certified Grocers of California, Ltd., 2601 South Eastern Avenue, Los Angeles, California 90040, Attention: Corporate Secretary, (213) 723-7476.

                                  RISK FACTORS

    CAREFUL CONSIDERATION SHOULD BE GIVEN TO THE FOLLOWING FACTORS CONCERNING CERTIFIED AND THE SECURITIES OFFERED IN THIS PROSPECTUS:

SUBORDINATION

    The indebtedness evidenced by the Certificates will be subordinated to the prior payment in full of Senior Indebtedness (as defined) of Certified. As such, no payment can be made by Certified with respect to the Certificates in the event of an uncured default by Certified under such Senior Indebtedness, or in the event of dissolution, liquidation or insolvency proceedings involving Certified, until all Senior Indebtedness has been paid in full. The total amount of outstanding Senior Indebtedness of Certified aggregated $172,769,000 as of October 10, 1995. There is no limitation under the Indenture on Certified's creation of additional Senior Indebtedness.

SET OFF

    Certified will have the right at any time, at its option, to set off against the principal of and interest accrued on a Certificate all or any portion of the amounts owing to Certified or any of its subsidiaries by the holder of the Certificate. Upon any such set off, unpaid interest accrued on, and, if applicable, the principal amount of, the Certificate shall be reduced and be deemed to have been paid by Certified to the extent of such set off. The holder of a Certificate shall have no right to set off amounts which the holder owes to Certified or any of its subsidiaries against the principal of or interest accrued on the Certificate.

CERTIFICATES NOT TRANSFERABLE

    The Certificates are nontransferable without the consent of Certified, which consent Certified is under no obligation to give. Accordingly, there is no market for the Certificates and none is expected to develop.

UNSECURED OBLIGATIONS

    The Certificates will be unsecured general obligations of Certified, and Certified will not establish any sinking fund for their repayment. Thus, there can be no assurance that Certified would have the ability to repay the Certificates in the event of insolvency or other financial difficulty.

VOLUME LOSSES IN RECENT PERIODS

    The Company experienced reductions in sales volume from fiscal 1991 levels totalling approximately $800 million over fiscal years 1992 and 1993. During this period, certain large patrons either grew to the size where they elected to establish self-distribution programs or were acquired by chains that had existing self-distribution programs. Fiscal 1994 sales decreased approximately $133 million over fiscal year 1993. This decline is primarily due to sales volume lost as a result of the decision of certain large patrons (Hughes Markets, Alpha Beta, Save Mart Supermarkets, Bel Air Mart, and Raleys) to expand their own warehousing and distribution operations in fiscal 1994 and the decision of one patron (Nob Hill) to utilize another source of supply. During the third quarter of fiscal 1995, the Company added two significant customers which contributed approximately $58 million in net sales through June 3, 1995. The Company estimates these new customers will increase net sales by approximately $257 million on an annualized basis. The Company is attempting to increase sales volume by adding new customers and expanding the volume of sales to existing customers.

    There can be no assurance that future volume reductions in the Company's sales will not occur, whether by merger or acquisition of patrons or election by patrons to switch to self-distribution or other supply sources. However, except for patrons already engaged in self-distribution, the Company is not aware of any member-patron whose size is sufficient, in the Company's view, to justify the establishment of a self-distribution program. At this time, including patrons already engaged in self-distribution, there is no patron whose purchases represent more than 10% of the Company's sales volume. Also, excluding patrons already engaged in self-distribution, there is no patron whose purchases represent greater than 5% of the Company's sales volume.

INCOME TAX LIABILITY INCIDENTAL TO PATRONAGE DIVIDENDS

    A patron will be required to report as gross income, for federal income tax purposes, the patronage dividends, if any, distributed by Certified to such patron. The stated dollar amount of the Certificates issued as a part of a patronage dividend must be reported as income in the year received. Certificates issued as a part of a patronage dividend are also subject to state income and corporation franchise taxes in California, and may be subject to such taxes in other states. See, "TAX MATTERS."

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                             THIRTY-NINE                        FISCAL YEAR
                                                             WEEKS ENDED   -----------------------------------------------------
                                                            JUNE 3, 1995     1994       1993       1992       1991       1990
                                                            -------------  ---------  ---------  ---------  ---------  ---------
Ratio of earnings to fixed charges(1).....................        1.59x        1.63x      1.78x      1.44x      1.57x      2.72x

------------------------
(1) Earnings used in computing the ratio of earnings to fixed charges consist of earnings before patronage dividends, provision (benefit) for income taxes, and cumulative effect of change in accounting principle in 1994 of $2.5 million, plus fixed charges. Fixed charges consist of interest expense (including amortization of deferred financing costs) and the portion of rental expense that is representative of the interest factor.

                                    BUSINESS

GENERAL

    Certified, a California corporation organized in 1925, is a wholesale grocery distributor which does business primarily on a cooperative basis with those patrons who qualify and have been accepted as "member-patrons." It also does some business on a cooperative basis with some patrons who are not member-patrons and who are referred to as "associate patrons." Pursuant to Certified's Bylaws, the net earnings of Certified on business done on a cooperative basis are distributed as patronage dividends to member-patrons and associate patrons based in amount on the volume of such business transacted with the patron. For the fiscal year ended September 3, 1994, declared patronage dividends totalled $10,837,000.

    Certified also does business on a nonpatronage basis (that is, no patronage dividends are distributed) with other customers and in some instances with member-patrons and associate patrons. Certified's subsidiaries do business on a nonpatronage basis with member-patrons, associate patrons and other customers.

    Patrons engaged in the retail grocery business who purchase 350 or more dry grocery cases weekly (approximately $5,000), or whose combined average weekly purchases (excluding cigarettes) are $5,000 or more, are required to become member-patrons. Associate patrons generally purchase 200 or more dry grocery cases weekly and have combined average weekly purchases of less than $5,000. At June 3, 1995, Certified had 497 member-patrons operating a total of 2,322 retail food stores and 301 associate patrons operating a total of 707 retail food stores.

    Certified sells a full line of branded grocery and nonfood items supplied by unrelated manufacturers and also sells merchandise under its own private labels, including the Springfield, Gingham, Special Value and Golden Creme labels. Grocers Specialty Company, a subsidiary, carries a product line consisting of specialty-type items, such as ethnic and fancy foods, and also carries a general product line. General merchandise products are primarily sold by another subsidiary, Grocers General Merchandise Company.

    Sales by product line, including drop shipments (which are sales directly from suppliers), for the fiscal year ended September 3, 1994, are as follows (dollar amounts in thousands):

Dry Grocery.......................................  $1,035,213
General Merchandise...............................     222,574
Delicatessen......................................     180,159
Frozen Food.......................................     142,852
Meat..............................................     138,082
Dairy.............................................      71,024
Other.............................................      30,108
Ice Cream.........................................      22,071
Bakery............................................      13,037
Drop Shipment.....................................      12,447
Beans and Rice....................................       6,305
                                                    ----------
    Total.........................................  $1,873,872
                                                    ----------
                                                    ----------

    Certified and its subsidiaries currently distribute their various product lines from four warehouse complexes and two manufacturing plants (dairy and bakery) located in the Los Angeles Metropolitan Area, two warehouses in Stockton, California and one warehouse in Fresno, California.

    In addition to supplying a wide variety of grocery and nonfood items, Certified and its subsidiaries also provide patrons with a variety of other support services, including advertising programs, insurance services, store site selection and site evaluation services, store design and layout, front end layout and support, store equipment and inventory financing, store remodeling support services, data processing, and in store counseling services.

PATRONAGE DIVIDENDS

    Certified distributes patronage dividends based upon its net earnings from patronage business during the fiscal year. Certified's net earnings from patronage business are distributed to each patron in proportion to the dollar volume of purchases from each division of Certified by the patron. Patronage dividends are distributed annually, usually in December, except for dividends on dairy products which are distributed after the close of each fiscal quarter.

    Certified's bylaws provide that patronage dividends may be distributed in money or in any other form which constitutes a written notice of allocation under Section 1388 of the Internal Revenue Code. Section 1388 defines the term "written notice of allocation" to mean any capital stock, revolving fund certificate, retain certificate, certificate of indebtedness, letter of advice, or other written notice, which discloses to the recipient the stated dollar amount allocated to the recipient by Certified and the portion thereof, if any, which constitutes a patronage dividend.

    In the past, Certified has distributed at least 20% of the patronage dividends in cash and has distributed Class B Shares as a portion of the patronage dividends distributed to its member-patrons. Certified intends to continue distributing at least 20% of the patronage dividends in cash and to continue distributing Class B Shares as a portion of the patronage dividends distributed to member-patrons. In addition, Certified issued subordinated certificates similar to the Certificates in connection with the distribution of patronage dividends for fiscal years 1993 and 1994. These outstanding certificates are described as follows:

              AGGREGATE
              PRINCIPAL       ANNUAL      MATURITY
FISCAL YEAR     AMOUNT     INTEREST RATE    DATE
-----------  ------------  -------------  ---------
      1993   $  2,018,000           7%    12/15/00
      1994   $  2,426,000           8%    12/15/01

    As described in this Prospectus, Certified intends to allocate a portion of the patronage dividends to be distributed for fiscal year 1995 to the required patronage dividend deposit accounts of its member-patrons and associate patrons and to issue the Certificates as evidence of its indebtedness respecting the amounts so allocated. Additionally, in future years, Certified proposes to issue similar certificates in connection with the distribution of patronage dividends. Certificates issued in future years will evidence the indebtedness of Certified respecting the portion of the patronage dividends for such years which have been allocated by Certified on its books to the required patronage dividend deposit accounts of patrons. The portion of the patronage dividends to be so allocated in future years will be determined each year by Certified's Board of Directors. Certificates issued in future years will bear interest at a rate determined by the Board of Directors prior to their issuance, and are presently expected to be repayable seven years from the date of issuance (subject to prior redemption or set off at Certified's option) and to be subordinated to the same extent as the Certificates which are the subject of this Prospectus. Certificates issued in future years will be unsecured general obligations of Certified and will be nontransferable without the consent of Certified, which consent Certified will be under no obligation to give.

    Certified expects to continue to distribute patronage dividends in the future, although there can be no assurance of the amounts of any such future dividends.

                                  TAX MATTERS

    Certified is a corporation operating on a cooperative basis. Certified is subject to federal and state income and franchise taxes and must pay other taxes applicable to corporations, such as sales, excise, real and personal property taxes.

    As a corporation operating on a cooperative basis, Certified is subject to Subchapter T of the Internal Revenue Code ("Subchapter T"). Under Subchapter T, Certified pays patronage dividends to patrons pertaining to its fiscal year within 8 1/2 months of the close of such fiscal year. To qualify as patronage dividends, payments must be made on the basis of the value of the business done with or for patrons, under a preexisting obligation to make such payment, and with reference to the net earnings from business done with or for the cooperative's patrons. Patronage dividends are paid in cash, or written notices of allocation. A written notice of allocation is distributed to the patron and provides notice of the amount allocated to the patron by Certified and the portion thereof which constitutes a patronage dividend.

    Under Subchapter T, Certified may deduct, in the fiscal year for which they are paid, the amount of patronage dividends paid in cash and qualified notices of allocation. A written notice of allocation will be qualified, if Certified pays at least 20% of the patronage dividend in money, and the patron consents to take the stated dollar amount of the written notice into income in the year in which it is received. Certified deducts for tax purposes the entire amount of its patronage dividends by paying at least 20% in cash and issuing qualified notices of allocation.

    Certified intends to make patronage distributions to patrons comprised of money and qualified notices of allocation including the Certificates. At least 20% of patronage dividends will be paid in cash. Certified will notify patrons of the stated dollar amount allocated to them and the portion thereof which is a patronage dividend. Patrons are required to consent to include in their gross income, in the year received, all cash as well as the stated dollar amount of all qualified notices of allocation including the Certificates distributed to them as patronage dividends.

    Certificates distributed as a part of the patronage dividend are also subject to state income and corporation franchise taxes in California and may be subject to such taxes in other states.

    Certified is subject to federal income tax and California franchise tax on net earnings of business with or for patrons which is not distributed as deductible patronage dividends and on net earnings derived from nonpatronage business. Certified files consolidated returns with its subsidiaries, none of which is a cooperative and each of which is therefore subject to tax.

                        DESCRIPTION OF THE CERTIFICATES

    The Certificates will be issued to evidence the indebtedness of Certified respecting that portion of the patronage dividends to be distributed to patrons for Certified's fiscal year ended September 2, 1995 and to be allocated by Certified on its books to such patrons' required patronage dividend deposit accounts.

Certificates will be issued evidencing the allocation of an amount of such dividends equal to 40% of the patronage dividends of all divisions, except the dairy division, and 20% of the first and second quarter dairy division patronage dividends. However, as to any particular patron, if such amount is less than $500.00, then Certified will not issue a Certificate nor make such allocation in connection with the distribution of such patron's patronage dividend.

    The Certificates will be issued under an Indenture (the "Indenture") between Certified and First Interstate Bank of California, as trustee (the "Trustee"). The terms of the Certificates include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended from time to time (the "Trust Indenture Act"). The Certificates are subject to all such terms, and holders of the Certificates are referred to the Indenture and the Trust Indenture Act for a statement of those terms. The following summary of certain provisions of the Certificates and the Indenture does not purport to be complete and is qualified in its entirety by reference to the Certificates and the Indenture. A copy of the form of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used in this section not otherwise defined have the meanings assigned to them in the Indenture.

GENERAL

    The Certificates will mature on December 15, 2002 and will bear interest from the date of issuance at the rate of 7% per annum, payable on December 15 in each year, commencing December 15, 1996, and continuing until the principal thereof is paid or duly made available for payment. Interest will be paid to the holder in whose name the Certificate is registered at the close of business on the 15th day next preceding the interest payment date. The aggregate principal amount of Certificates that may be issued will be limited to $3,000,000. The Certificates will be issued in minimum denominations of $500.00 and in any greater denominations which are an integral multiple of $1.00.

REDEMPTION

    The Certificates are subject to redemption, at any time in whole and from time to time in part, without premium, at the option of Certified. The Indenture provides that written notice of redemption will be mailed to each holder of Certificates to be redeemed, at its address appearing in the note register, not less than 15 nor more than 60 days prior to the redemption date. If less than all of the Certificates are to be redeemed, it is provided that the Trustee will select the Certificates or portions thereof to be redeemed pro rata, by lot or by such other method as the Trustee shall deem fair and appropriate; however, no Certificate may be selected for partial redemption if the principal balance of such Certificate remaining after redemption would be less than $500.00. The notice of redemption will identify the Certificates being redeemed and, in the case of partial redemption, will identify the respective principal amounts of the Certificates being partially redeemed.

    There is no provision for a sinking fund for the retirement of the Certificates.

SET OFF

    The Certificates and Indenture provide that Certified shall have the right at any time, at its option, to set off against the principal of and interest accrued on a Certificate all or any portion of the amounts owing to Certified or any of its subsidiaries by the holder of the Certificate, such set off to be made first against interest accrued to the date of such set off and then in increments of $1.00 against the principal amount of the Certificate. As specified in the Indenture, Certified will give written notice of such set off to the Trustee and the holder of the Certificate, but the giving of such notice is not a condition to Certified's exercise of its right of set off. From and after the date of any such set off as specified in such notice, unpaid interest accrued on, and, if applicable, the principal amount of, the Certificate shall, for all purposes of the Indenture and the Certificate, be reduced and be deemed to have been paid by Certified to the extent specified in such notice, and interest shall cease to accrue on the portion, if any, of the principal amount of the Certificate so reduced and deemed to have been paid. If the principal amount of a Certificate identified in Certified's notice has been reduced and been deemed to have been paid to an extent such that the remaining unpaid portion of the principal of such Certificate is less than $500.00, then such Certificate shall become due and payable on the date of the set off as specified in Certified's notice, and, on and after the earlier of the date on which such

Certificate is surrendered for payment and 7 days following the date of Certified's notice, such Certificate shall cease to bear interest. If prior to the date of the set off as specified in Certified's notice, a notice of redemption has been given with respect to the Certificate, and if the redemption price of the Certificate has not yet been paid, then, notwithstanding such redemption notice, such redemption price shall, for all purposes of the Indenture and the Certificate, be reduced and be deemed to have been paid by Certified to the extent specified in Certified's notice, and on the redemption date, the holder of the Certificate shall only be entitled to receive the remaining balance, if any, of the redemption price. No delay by Certified in giving a notice of set off shall impair its validity or effect once given.

    The holder of a Certificate shall have no right to set off any amounts which the holder owes to Certified or any of its subsidiaries against the principal of or interest accrued on the Certificate, and by acceptance of a Certificate the holder waives and relinquishes any such right.

SUBORDINATION

    The indebtedness evidenced by the Certificates will be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness.

    The term "Senior Indebtedness" means all indebtedness, liabilities or obligations of Certified, contingent or otherwise, whether existing on the date of the Indenture or thereafter incurred, (A) in respect of borrowed money; (B) evidenced by bonds, notes, debentures or other instruments of indebtedness; (C) evidenced by letters of credit, banker's acceptances or similar credit instruments; (D) in respect of Capitalized Lease Obligations; (E) in respect of the deferred purchase price of property or assets (whether real, personal, tangible or intangible) or in respect of any mortgage, security agreement, title retention agreement or conditional sale contract; (F) in respect of any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to provide interest rate protection; (G) in respect of all indebtedness, liabilities or obligations of other Persons of any of the types referred to in clauses (A) through (F) for which Certified is responsible or liable as obligor, guarantor or otherwise or in respect of which recourse may be had against any of the property or assets (whether real, personal, tangible or intangible) of Certified; and (H) in respect of all modifications, renewals, extensions, replacements and refundings of any indebtedness, liabilities or obligations of any of the types described in clauses (A) through (G); provided, however, that the term "Senior Indebtedness" shall not mean any indebtedness, liabilities or obligations of Certified, contingent or otherwise, whether existing on the date of the Indenture or thereafter incurred, (i) to trade creditors arising or incurred in the ordinary course of Certified's business,
(ii) in respect of any redemption, repurchase or other payments on capital stock, (iii) in respect of Patrons' Deposits, (iv) in respect of Patronage Dividend Certificates or (v) in respect of the Certificates.

    For purposes of the foregoing definition, "Capitalized Lease Obligations" means the discounted present value of the rental obligations of any Person under any lease of any property which, in accordance with generally accepted accounting principles, has been recorded on the balance sheet of such Person as a capitalized lease obligation; "Patrons' Deposits" means the deposits from time to time required to be made or maintained with Certified by its patrons or customers in accordance with the bylaws of Certified in effect from time to time or in accordance with the policies for the servicing of accounts of patrons or customers established from time to time by Certified, and any deposits from time to time made or maintained with Certified by its patrons or customers in excess of such required deposits; and "Patronage Dividend Certificates" means any notes, revolving fund certificates, retain certificates, certificates of indebtedness, patronage dividend certificates or any other written evidences of indebtedness of Certified at any time outstanding which evidence the indebtedness of Certified respecting the distribution by Certified of patronage dividends.

    The subordination is such that:

        1. In the event of any insolvency or bankruptcy proceedings relative to Certified or its property, and any receivership, liquidation, reorganization, arrangement or other similar proceedings in connection therewith, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of Certified, the holders of Senior Indebtedness shall be entitled to receive payment in full of all

    Senior Indebtedness (whether accrued prior or subsequent to the commencement of such proceedings) before the holders of the Certificates are entitled to receive any payment with respect to the Certificates; and upon any such proceedings, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities or by set off or otherwise (other than securities which are subordinated and junior in right of payment, at least to the extent provided in the Indenture with respect to the Certificates to the payment of all Senior Indebtedness then outstanding) to which the holders of the Certificates would be entitled, except for the provisions of the Indenture, shall be paid to the holders of Senior Indebtedness to the extent necessary to pay all Senior Indebtedness in full.

        2. No payments with respect to the Certificates shall be made in the event that any default shall occur and be continuing with respect to the payment of any Senior Indebtedness, unless payment in full shall have first been made on all Senior Indebtedness or such default with respect to such Senior Indebtedness shall have been cured or waived.

        3. In the event that any default (other than those referred to in paragraph 2 above) shall occur and be continuing with respect to any Senior Indebtedness permitting the holders of such Senior Indebtedness to accelerate the maturity thereof, unless payment in full shall have first been made on all Senior Indebtedness or such default with respect to such Senior Indebtedness shall have been cured or waived, no payments with respect to the Certificates shall be made during any period: (a) of 180 days after the earlier of the giving of written notice of such default by the holders of Senior Indebtedness to the Company and the Trustee or the giving of written notice of such default by the Company to the holders of the Certificates, or (b) in which judicial proceedings shall be pending in respect of such default, a notice of acceleration of the maturity of such Senior Indebtedness shall have been transmitted to the Company and the Trustee in respect of such default and such judicial proceedings shall be diligently pursued in good faith. With respect to clause (a) above, only one such notice shall be given in any twelve consecutive months.

        4. In the event that the principal of any Certificate shall become due and payable before its maturity date, as expressed in the Certificate, as a result of a declaration of acceleration following an Event of Default (under circumstances where the provisions of the foregoing paragraphs 1, 2 and 3 shall not or shall no longer be applicable), the holders of the Senior Indebtedness outstanding at the time shall be entitled to receive payment in full of all Senior Indebtedness before the holders of the Certificates are entitled to receive any payment with respect to the Certificates.

    By reason of such subordination, in the event of liquidation or insolvency, creditors of Certified who are holders of Senior Indebtedness may recover more ratably than holders of the Certificates, and creditors of Certified who are not holders of Senior Indebtedness or of the Certificates may recover less ratably than holders of Senior Indebtedness and may recover more ratably than holders of the Certificates.

    The total amount of outstanding Senior Indebtedness of Certified aggregated $172,769,000 as of October 10, 1995. There is no limitation under the Indenture on Certified's creation of additional Senior Indebtedness.

SECURITY

    There is no provision of any kind for a lien upon any of the assets or properties of Certified to secure the Certificates. There is no restriction on Certified putting liens on its assets or properties to secure debt other than that represented by the Certificates. There is no restriction on Certified in respect to the creation of additional securities.

TRANSFER

    The Certificates may not be transferred or exchanged without the consent of Certified, which consent Certified is under no obligation to give. If Certified consents to a transfer, the holder of the Certificate may be required to furnish appropriate endorsements and transfer documents and may be required to pay any tax or other governmental charge that may be imposed in connection with the transfer.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indenture provides that Certified shall not consolidate or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any Person, unless (i) the corporation formed by such consolidation or into which Certified is merged or the Person which acquires by conveyance or transfer the properties and assets of Certified substantially as an entirety is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of Certified under the Indenture and the Certificates; and, (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing. Upon any consolidation or merger, or any conveyance or transfer of the properties and assets of Certified substantially as an entirety, the successor corporation formed by such consolidation or into which Certified is merged or the Person to which such conveyance or transfer is made shall succeed to, and shall be substituted for, and may exercise every right and power of, Certified under the Indenture with the same effect as if such successor corporation or Person had been named as Certified therein, and thereafter all obligations of Certified under the Indenture and the Certificates shall terminate.

CERTAIN COVENANTS

    The Indenture contains covenants including, among others, the following:

    PAYMENT OF TAXES AND OTHER CLAIMS. Certified will pay or discharge or cause to be paid or discharged, before the same become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property; provided, however, that Certified shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

    MAINTENANCE OF PROPERTIES. Certified will cause all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of Certified may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this covenant shall prevent Certified from discontinuing the operation and maintenance of any of its properties if such discontinuance is, in the judgment of Certified, desirable in the conduct of its business and not disadvantageous in any material respect to the holders of the Certificates.

    CORPORATE EXISTENCE. Subject to the provisions of the Indenture relating to consolidation, merger and sale of assets, Certified will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that Certified shall not be required to preserve any right or franchise if Certified shall determine that the preservation thereof is no longer desirable in the conduct of the business of Certified and that the loss thereof is not disadvantageous in any material respect to the holders of the Certificates.

    The Indenture contains no covenants limiting Certified's incurrence of additional indebtedness, including Senior Indebtedness. There are no covenants or provisions which afford the holders of the Certificates any rights, including the right to require the repurchase of the Certificates, in the event of a highly leveraged transaction (such as an acquisition, refinancing or other recapitalization), whether or not involving a change in control of Certified. There is no restriction on Certified's ability to incur other indebtedness, including Senior Indebtedness, having the protection of such covenants or provisions.

EVENTS OF DEFAULT

    An Event of Default includes (i) default in the payment of the principal of any Certificate at its Maturity, (ii) default in the payment of any interest on any Certificate when it becomes due and payable, and continuance of such default for a period of 30 days, (iii) default, for 60 days after notice to Certified by the

Trustee or to Certified and the Trustee by holders of at least 25% in principal amount of the outstanding Certificates, in performance of any other covenant in the Indenture, and (iv) certain events of bankruptcy, insolvency and reorganization.

    The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default which is known to it, give to the holders of the Certificates notice of such default; provided, except in the case of default in the payment of principal or interest on any of the Certificates, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Certificates; and provided further, that the Trustee shall not be charged with knowledge of any default or Event of Default unless written notice thereof shall have been given to the Trustee by Certified or by the holders of at least 25% in principal amount of the outstanding Certificates. The term "default" for the purpose of this provision means any event which is or after notice or lapse of time would become an Event of Default.

    The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the continuance of an Event of Default of which it has knowledge to act with the required standard of care, to be indemnified by the holders of the Certificates before proceeding to exercise any right under the Indenture at the request of the holders of the Certificates. The Indenture provides that the holders of a majority in principal amount of the outstanding Certificates may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

    The Indenture provides that if an Event of Default specified therein occurs and is continuing, either the Trustee or holders of not less than 25% in principal amount of the Certificates then outstanding may declare the principal of all such Certificates to be due and payable.

    A holder of the Certificates will not have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless (i) such holder has previously given written notice to the Trustee of a continuing Event of Default, (ii) the holders of not less than 25% in principal amount of the outstanding Certificates shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee, (iii) such holder or holders have offered to the Trustee reasonable indemnity and (iv) the Trustee shall not have received from the holders of a majority in principal amount of the outstanding Certificates a direction inconsistent with such request and shall have failed to institute such proceedings within 60 days. However, the holder of any Certificate will have an absolute right to receive payment of the principal of and interest on such Certificate on or after the respective due dates and to institute suit for the enforcement of any such payment.

AMENDMENTS AND SUPPLEMENTS

    With certain limited exceptions which permit amendments of and supplements to the Indenture by Certified and the Trustee only, the Indenture may be amended or supplemented only with the consent of the holders of not less than a majority in principal amount of outstanding Certificates; provided, however, that no such amendment or supplement shall without the consent of the holder of each Certificate affected thereby (i) change the stated Maturity of the principal of, or the due date of any installment of interest on, any Certificate, (ii) reduce the principal of, or rate of interest on, any Certificate, (iii) change the coin or currency in which any portion of the principal of, or interest on, any Certificate is payable, (iv) impair the right to institute suit for the enforcement of any such payment, (v) reduce the above stated percentage of holders of the outstanding Certificates necessary to modify the Indenture, or
(vi) modify the foregoing requirements or the provision of the Indenture regarding waiver of past defaults by the holders of the Certificates.

TRUSTEE AND CERTIFICATE REGISTRAR

    First Interstate Bank of California is the Trustee under the Indenture and has also been appointed as the initial Certificate Registrar and Paying Agent.

                               METHOD OF OFFERING

    The Certificates will be issued to patrons and will evidence the indebtedness of Certified respecting that portion of the patronage dividends to be distributed to such patrons for Certified's fiscal year ended September 2, 1995 and to be allocated by Certified on its books to such patrons' required patronage dividend deposit accounts. The offering of the Certificates is made by Certified only through its regular employees who will not receive any additional remuneration in connection therewith.

                                USE OF PROCEEDS

    The proceeds to Certified from the issuance of the Certificates will be utilized as working capital.

                            SELECTED FINANCIAL DATA

                               THIRTY-NINE                               FISCAL YEAR
                               WEEKS ENDED   --------------------------------------------------------------------
                               JUNE 3, 1995      1994          1993          1992          1991          1990
                               ------------  ------------  ------------  ------------  ------------  ------------
                                                                     (THOUSANDS OMITTED)
Net sales....................   $1,341,118   $  1,873,872  $  2,007,288  $  2,377,740  $  2,767,996  $  2,696,233
Patronage dividends .........        6,477         10,837        12,880        12,977        19,979        30,641
Net earnings (loss)..........          524             94           473        (3,648)       (4,682)        2,332
Total assets.................      390,826        401,096       403,979       449,713       469,010       485,038
Long-term notes payable......      140,045        149,673       158,585       178,702       159,898       152,424

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
               FOR THE THREE FISCAL YEARS ENDED SEPTEMBER 3, 1994

OVERVIEW

    Fiscal 1994 was characterized by significant restructuring of Certified's leadership, business processes and operational cost structures. During fiscal 1994, Alfred Plamann was elected President and Chief Executive Officer of Certified. Utilizing his perspective gained from experiences as the Company's Chief Financial Officer, Mr. Plamann led the Company toward a significant restructuring of Company operations and business processes to more precisely meet the changing environment in which Certified operates and more closely align the Company with its customers. As part of this restructuring, the Company developed a new delivery system which relies on sophisticated computer assisted routing of Company deliveries to maximize efficiencies and more precisely meet customer demands. Similarly, the Company streamlined the operations of its specialty products subsidiary, Grocers Specialty Company, by combining its warehousing and distribution functions with the Company's highly efficient grocery division.

    During the year, the Company reduced other costs and eliminated unnecessary business processes. Headcount decreased from approximately 2,900 to 2,600 or 10% and formal programs reduced workplace accidents and helped hold down medical costs. Net earnings in fiscal 1994 decreased primarily because of a $1.6 million expense associated with the facility relocation discussed above, postretirement expenses of $2.5 million, volume losses, and lease related charges, offset by improved earnings in the insurance subsidiaries and the $2.5 million cumulative effect of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109").

    The management  actions  discussed  above  were taken  in  response  to  the difficult business environment in California. The Company's customers, independent grocery retailers, have been challenged by this environment as well as increased competition from aggressive major chains. The overall reaction has been a squeeze on prices necessary to attract customers at the retail level. This reaction has been transferred to Certified in terms of its customers' demands that products be delivered at very low cost.

    More specifically, Certified has been adversely impacted by the volatile nature of this grocery environment due to mergers of its customers into chain businesses and other customers developing alternative distribution patterns to attempt to obtain product at lower costs. While some of the sales losses are a result of the evolutionary development of a maturing customer base, Company management believes the newly enacted cost controls will enable Certified to continue to be the low cost provider of products and services required by the independent grocer. Such cost structure should eliminate further erosion of the sales as experienced over the past few years.

    In fiscal 1991 and 1992, the Company experienced a number of factors which negatively impacted volume and profitability. In 1991, the Company began to experience a reduction in purchases by certain large retailers who commenced self-distribution programs or were acquired by chains already engaged in self-distribution. In addition, in both 1991 and 1992, a deterioration in economic conditions and changing vendor promotional practices reduced opportunities to profit from forward buying. The relocation in 1991 of Grocers General Merchandise Company ("GM") to Fresno, California resulted in a $4.4 million net loss to that subsidiary for that year, while increases in workers' compensation insurance reserves were a major contributor to subsidiary losses in 1992.

    While volume losses continued to impact the Company in fiscal 1993 and 1994, management has taken a number of steps in fiscal 1994 designed to restructure the Company's operations to reflect the changes in its business as discussed above. In addition, fiscal 1993 included such changes as fee and price increases in both Certified's cooperative business and in the businesses conducted by its subsidiaries, disposition of certain unprofitable operations, and formation of a joint venture to utilize excess warehouse capacity. As a result, fiscal 1993 net earnings, as compared to fiscal 1992, increased $4.1 million on a sales decline of $370.5 million.

    In addition to improvements in its operations, the Company adopted during fiscal 1993 a patronage dividend retention program to enable the Company to strengthen its capitalization. Prior to fiscal 1993, the Company distributed to its patrons, in cash, all of its net earnings from patronage sources after patrons' required deposits and required stockholding. In fiscal 1993, the Company's Board of Directors authorized a program to issue patronage dividend certificates in lieu of a portion of cash distributions. The Company intends this program to be long-term, with the amount and interest rate of such certificates to be reviewed each year. Certificates for each year will be unsecured general obligations of the Company and will be subordinated to certain other indebtedness of the Company. The Board of Directors determined that, in fiscal 1993, 20% of the fourth quarter patronage dividend from dairy products and 40% of the fiscal year's patronage dividend from non-dairy products would be distributed in seven-year patronage dividend certificates bearing interest at 7% per annum. The Board of Directors approved the patronage dividend retention program for fiscal year 1994. The retention will be 20% of the quarterly dairy patronage dividends and 40% of the fiscal year's dividend for non-dairy products and will have a maturity date of December 15, 2001 and carry an 8% annual interest rate, payable in cash. The Company expects to continue to distribute patronage dividends in the future, although there can be no assurance of the amounts of such dividends.

    As a result of differences arising in recording certain items for financial statement and tax purposes on the Company's nonpatronage activities, the Company has recognized net benefits related to these deferred tax assets of $5.6 million. Based on sufficient projected earnings and tax planning strategies, the Company expects to realize tax benefits associated with these differences. The Company has also established a valuation reserve of $1.4 million for the likelihood that a portion of the tax assets will not be realized.

    The Company, together with others, has been designated as a potentially responsible party ("PRP") by the Environmental Protection Agency ("EPA") with respect to the clean up of hazardous waste at Operating Industries, Inc. Superfund Site ("OII Site") in Monterey Park, California. The Company has been identified as disposing hazardous waste at the OII site during a period in the 1970's and early 1980's as was common and acceptable practice at that time. The Company has not disposed of any materials at the site since, and believes its current disposal policies to be in accordance with federal, state and local government laws. Clean up of this site will occur in five phases and could entail estimated total clean up costs of $650 million to $800 million. However, the Company's share of clean up costs for the first three phases has been established at approximately $380,000. While the Company's share of the cost for the remaining two phases has not yet been established, based upon overall estimates of the range of potential cost, the Company believes that its share for those phases will not exceed approximately $1.1 million. An initial reserve of $0.4 million was established in fiscal 1993 and an additional reserve of $1.1 million added for fiscal 1994, providing an accumulated reserve for environmental liabilities of $1.5 million as of September 3, 1994. Because of the uncertainties associated with environmental assessment and remediation activities, the Company's future expenses to remediate the currently identified site could be higher than the accrued liability. Although it is difficult to estimate the liability of the Company related to these environmental matters, management believes that these matters will not have a materially adverse effect on the Company's financial position or consolidated statement of earnings.

    The Company, subsequent to its year-end, completed a sale leaseback transaction with Trinet Corporate Realty Trust, Inc. ("Trinet"), an unaffiliated third party, wherein it sold approximately 5.5 acres of real property in the City of Commerce, together with all buildings, structures and improvements located on such real property, including an office building containing approximately 100,000 square feet and a cafeteria building containing approximately 8,000 square feet. The total sales price for the property was $11,500,000 in cash. Concurrent with the sale of the real property, the Company and Trinet entered into a twenty year lease of the property, with two ten year extension options. The monthly rental is approximately $108,000 and is subject to CPI adjustment commencing on the first day of the sixth, eleventh and sixteenth years. However, such CPI adjustments shall not exceed four percent per annum on a cumulative basis during each five year period.

    In  an  effort  to  assist  existing  customers  to  better  compete  in the marketplace and develop new formats that fit the ever changing retail environment, the Company, where appropriate, takes an equity position rather than debt with certain member-patrons. In September 1992, the Company invested approximately $1.5 million in common and preferred stock of Major Market Inc. ("MMI"). The Company is finalizing a divestiture agreement with MMI whereby MMI will repurchase the Company's stock for a consideration aggregating $2.7 million and the Company will realize a $603,000 pre-tax gain. After completion of the transaction, the Company will retain a minority ownership interest of 20%.

RESULTS OF OPERATIONS

    The following table sets forth selected financial data of the Company expressed as a percentage of net sales for the periods indicated below:

                                                                                          FISCAL YEAR ENDED
                                                                              ------------------------------------------
                                                                               SEPTEMBER 3,    AUGUST 28,    AUGUST 29,
                                                                                   1994           1993          1992
                                                                              --------------  ------------  ------------
Net sales...................................................................       100.0%          100.0%        100.0%
Cost of sales...............................................................        90.6            90.8          91.9
Distribution, selling and administrative....................................         8.0             7.7           7.0
Operating income............................................................         1.4             1.5           1.1
Interest expense............................................................         0.8             0.8           0.7
Other expense, net..........................................................         0.1             0.0           0.0
Earnings before patronage dividends and provision (benefit) for income
 taxes......................................................................         0.5             0.7           0.4
Patronage dividends.........................................................         0.6             0.7           0.6
Cumulative effect of accounting change......................................         0.1           --            --
Net earnings (loss).........................................................         0.0             0.0          (0.2)

   FISCAL YEAR ENDED SEPTEMBER 3, 1994 ("FISCAL 1994") COMPARED TO FISCAL YEAR ENDED AUGUST 28, 1993 ("FISCAL 1993")

    NET SALES. Net sales decreased $133 million (6.6%) to slightly less than $1.9 billion in fiscal 1994. This is a result of the previously noted decision of certain large patrons to expand their own warehousing and distribution operations. After adjusting for the anticipated patron self-distribution volume loss, the Company obtained an additional $31 million of new business from new members, and expanded its existing customers' sales volume.

    COST OF SALES. Cost of sales decreased $124.7 million (6.8%) to $1.7 billion in fiscal 1994 as compared to fiscal 1993. The majority of this decrease is in response to the lower sales volume as discussed above; however, additional reduction in cost of sales is reflective of management's efforts to eliminate unprofitable business and maximize vendor related deal programs.

    DISTRIBUTION, SELLING AND ADMINISTRATIVE. Distribution, selling and administrative expenses were $149.3 million or 8.0% of net sales in fiscal 1994, as compared to $153.6 million or 7.7% of net sales in fiscal 1993. The decrease in total expenses was primarily due to the reduction of payroll costs (approximately $5.2 million offset by an incremental increase of $2.5 million in accrued postretirement benefits for a net payroll decrease of $2.7 million) and the implementation of other cost reduction efforts.

    OPERATING INCOME. Operating income decreased to $25.6 million for fiscal 1994 as compared to $30 million for fiscal 1993. As a percentage of net sales, operating income for fiscal 1994 was consistent with fiscal 1993 but lower in total dollars as a result of lower sales volume discussed above.

    INTEREST.   Interest expense decreased by  $0.4 million, to $15.4 million in fiscal 1994 from $15.8 million in fiscal 1993, as a result of reduced working capital requirements related to the volume changes.

    OTHER EXPENSE, NET. During fiscal 1994, the Company adopted a formal plan to relocate its Grocers Specialty Company ("GSC") warehouse operations in Corona, California to the Company's corporate warehouse facilities in Los Angeles, California. It is anticipated that the warehouse relocation will result in more effective utilization of Company assets, transportation and warehousing efficiencies, and enhanced service to GSC customers and members of the cooperative. In connection with this consolidation plan, the Company recorded a $1.6 million charge. The charge primarily consists of warehouse and inventory relocation costs as well as reprogramming costs of certain financial and operating systems. The warehouse relocation was completed during October 1994.

    CUMULATIVE  EFFECT OF ACCOUNTING CHANGE.   The Company adopted SFAS No. 109,
effective August 29, 1993. The adoption of this new accounting method resulted in a positive $2.5 million impact for fiscal 1994.

    NET EARNINGS. Net earnings in fiscal 1994 decreased primarily because of a $1.6 million expense associated with the facility relocation discussed above, postretirement expenses of $2.5 million, volume losses, and lease related charges, offset by improved earnings in the insurance subsidiaries and the $2.5 million cumulative effect of adopting SFAS No. 109.

   FISCAL YEAR ENDED AUGUST 28, 1993 ("FISCAL 1993") COMPARED TO FISCAL YEAR ENDED AUGUST 29, 1992 ("FISCAL 1992")

    NET SALES. Net sales decreased 15.6% to $2 billion in fiscal 1993 primarily as a result of the loss of certain large member-patrons. Certain member-patrons were acquired by other larger retailers operating their own distribution facilities, while certain other large member-patrons either acquired or expanded their own warehousing and distribution operations. In addition, the lingering effects of the 1992 Los Angeles civil unrest and the stagnant California economy contributed to lower sales. Although some further loss of sales volume from these factors occurred in fiscal 1994, management is aggressively attempting to replace lost sales volume by adding new customers and expanding the volume of sales to existing customers.

    COST OF SALES. Cost of sales as a percentage of sales decreased from 91.9% in the 1992 period to 90.8% in the 1993 period. This decrease is primarily due to fee and price increases for fiscal 1993 of lower volume discounts.

    DISTRIBUTION, SELLING AND ADMINISTRATIVE. Distribution, selling and administrative expenses were $153.7 million or 7.7% of net sales in fiscal 1993, as compared to $166.7 million or 7.0% of net sales in fiscal 1992. While cost reductions did not keep pace with volume reductions primarily because of the relationship of fixed and semifixed costs on lower sales, the decrease in total expense was primarily due to the reduction of payroll costs (approximately $14.2 million) and the implementation of cost reduction efforts, offset, in part, by increased workers' compensation, property tax and insurance expenses.

    OPERATING INCOME. Operating income increased to $30 million for fiscal 1993, compared to $26.4 million for fiscal 1992. The increase in operating income was primarily the result of fee and price increases coupled with the cost reduction program.

    INTEREST. Interest expense decreased by $1.5 million, to $15.8 million in fiscal 1993 from $17.3 million in fiscal 1992, as a result of reduced working capital requirements related to the volume changes coupled with lower prevailing interest rates.

    NET EARNINGS. Net earnings for fiscal 1993 were $473,000 as compared to a net loss of $3.6 million in fiscal 1992. Fee and price increases, significant cost and expense reductions, and the absence in the 1993 period of start-up and restructuring costs incurred in fiscal 1992 in the subsidiary operations were the primary reasons for the earnings improvement.

LIQUIDITY AND CAPITAL RESOURCES

    The Company relies upon cash flow from operations, patron deposits, Patronage Certificates, shareholdings and borrowings under the Company's credit lines, to finance operations. Net cash provided from operating activities totalled $18.2 million for fiscal 1994 as compared to $38.2 million for fiscal 1993. The Company's cost and expense reductions, revised marketing programs, and the dividend retention program provide adequate operating cash flow to conduct the Company's business operations. At September 1994, working capital was $96.8 million and the current ratio was 1.6 to 1, down from 1.74 to 1 at the fiscal 1993 year end. Working capital varies throughout the year primarily as a result of seasonal inventory requirements.

    Capital expenditures totalled $5.9 million in fiscal 1994 and $8.9 million in fiscal 1993.

    The Company has agreements with certain banks that provide for committed lines of credit. These credit lines are available for general working capital, acquisitions, and maturing long-term debt. At the end of fiscal 1994, the Company had $160 million in committed lines of credit, of which $82.6 million was not utilized. In March 1994, the Company refinanced its existing $125 million credit line with a new $135 million secured, committed line of credit. The new credit agreement, which matures March 17, 1997, is collateralized by accounts receivable, inventory, and certain other assets of Certified Grocers of California, Ltd. and two of its principal subsidiaries, excluding equipment, real property and the assets of Grocers Capital Company ("GCC"). The agreement provides for Eurodollar basis or prime basis borrowings at the Company's option. As of September 3, 1994, the Company's outstanding borrowings, including obligations under capital leases of approximately $7.8 million, amounted to $152.6 million, of which $149.7 million was classified as noncurrent.

    Certified distributes at least 20% of the patronage dividends in cash and distributes Class B Shares as a portion of the patronage dividends distributed to its member-patrons. In addition, under a patronage dividend retention program authorized by Certified's Board of Directors, Certified retains a portion of the patronage dividends to be distributed for a fiscal year and issues patronage certificates ("Patronage Certificates") evidencing its indebtedness respecting the retained amounts. The program provides for the issuance of Patronage Certificates to patrons on an annual basis in a portion and at an interest rate to be determined annually by the Board of Directors. Patronage Certificates for each year are unsecured general obligations of Certified, are subordinated to certain other indebtedness of Certified, and are nontransferable without the consent of Certified. The Patronage Certificates are subject to redemption, at any time in whole and from time to time in part, without premium, at the option of Certified, and are subject to being set off, at the option of Certified, against all or any portion of the amounts owing to the Company by the holder. Subject to the payment of at least 20% of the patronage dividend in cash, the portion of the patronage dividend retained is deducted from each patron's patronage dividend prior to the issuance of Class B Shares as a portion of such dividend.

    For fiscal 1993, the portion of the patronage dividend retained and evidenced by the issuance of Patronage Certificates was 20% of the fourth quarter dividend for dairy products and 40% of the fiscal year's dividend for non-dairy products. However, as to any particular patron, if such amount was less than $500, then no retention occurred and a Patronage Certificate was not issued. Patronage Certificates issued for fiscal year 1993 have a seven year term, maturing on December 15, 2000, and carry a 7% annual interest rate, payable in cash. The Board of Directors approved the patronage dividend retention program for fiscal year 1994. The retention will be 20% of the quarterly dairy patronage dividends and 40% of the fiscal year's dividend for non-dairy products and will have a maturity date of December 15, 2001 and carry an 8% annual interest rate, payable in cash. The Company expects to continue to distribute patronage dividends in the future, although there can be no assurance of the amounts of such dividends.

    Patrons are generally required to maintain subordinated deposits with the Company and member-patrons purchase shares of stock of the Company. Upon termination of patron status, the withdrawing patron will be entitled to recover deposits in excess of its obligations to the Company if permitted by the applicable subordination provisions, and a member-patron also will be entitled to have its shares redeemed, subject to applicable legal requirements, Company policies and credit agreement limitations. The Company's current redemption policy limits the Class B Shares that the Company is obligated to redeem in any year to 5% of the number of Class B Shares deemed outstanding at the end of the preceding fiscal year. In fiscal 1994, this limitation restricted the Company's redemption of shares to 19,716 shares for $3,223,960. In fiscal 1995, the 5% limitation will restrict the Company's redemption of shares to 19,414 shares for $3,165,064. Due to the loss of a number of significant member-patrons, the number of shares tendered for redemption at September 3, 1994 totalled 90,815 (or approximately $14.8 million, using fiscal 1994 year end book values), which exceeds the amount that can be redeemed in fiscal 1995. Consequently, the Company will be required to make redemptions in fiscal 1996, 1997 and 1998, with such redemptions approximating $9.2 million to $9.5 million based on 1994 year end book values and estimated share issuances for those years. The redemption price for shares is based upon their book value as of the end of the year preceding redemption. Cash flow to fund redemption of shares is provided from operations, patron deposits, Patronage Certificates, current shareholdings and borrowings under the Company's credit lines.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

    POSTEMPLOYMENT BENEFITS

    The FASB issued Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits", which is effective for fiscal years beginning after December 15, 1993. Accordingly, the Company will conform to the new requirements in fiscal 1995. The new accounting standard requires an accrual rather than a pay-as-you-go basis of recognizing expenses for postemployment benefits (provided by an employer to former or inactive employees after termination of employment but before retirement). Management estimates the effect on its results of operations in fiscal 1995 will approximate $1.5 million which it will accrue in that year as a non-cash expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
               AS OF JUNE 3, 1995, AND FOR THE THIRTY-NINE WEEKS
            THEN ENDED AND THE COMPARABLE THIRTY-NINE WEEKS OF 1994

RESULTS OF OPERATIONS

    The following table sets forth selected financial data of the Company expressed as a percentage of sales for the periods indicated below:

                                                                                    FOR THE THIRTY-NINE
                                                                                        WEEKS ENDED
                                                                              --------------------------------
                                                                               JUNE 3, 1995     MAY 28, 1994
                                                                              ---------------  ---------------
Net sales...................................................................          100%             100%
Cost of sales...............................................................         91.3             91.2
Distribution, selling and administrative....................................          7.3              7.4
Operating income............................................................          1.4              1.4
Interest expense............................................................          0.9              0.8
Other income (expense), net.................................................          0.1              0.1
Estimated patronage dividends...............................................          0.5              0.7
Earnings (loss) after dividend and before income taxes......................          0.1             (0.2)
Provision (benefit) for income taxes........................................          0.1             (0.1)
Cumulative effect of accounting change......................................                           0.2
Net earnings................................................................          0.0              0.1

NET SALES

    Net sales decreased 3.5% to $1.3 billion in the 1995 period as compared to the 1994 period. This decrease was due to the effects of the loss of certain customers and member-patrons. In addition, certain other large member-patrons either acquired or expanded their own warehousing and distribution operations. However, the decrease in sales as a result of these occurrences was partially offset by improved sales growth in the Northern California grocery division. During the third quarter of fiscal 1995, the Company added two significant customers which contributed approximately $58 million in net sales through June 3, 1995. The Company projects increased net sales volume of approximately $125 million as of fiscal year end 1995. The Company estimates these new customers will increase net sales by approximately $257 million on an annualized basis. The Company is attempting to increase sales volume by adding new customers and expanding the volume of sales to existing customers.

COST OF SALES

    Cost of sales, as a percentage of sales, has remained consistent with the comparable prior thirty-nine week period (91.2% in the 1994 period and 91.3% in the 1995 period). Delivery fees have been reduced over the prior period by $2.4 million which accounts for the reduction. This planned reduction in delivery fees reflects management's implementation of a revised delivery fee program effective as of the beginning of fiscal 1995. In addition, the decrease in cost of sales was also due to the result of lower sales volume as discussed above.

DISTRIBUTION, SELLING AND ADMINISTRATIVE

    Distribution, selling and administrative expenses decreased from $102.5 million in the 1994 period to $98.3 million in the 1995 period. The expenses as a percentage of sales have remained consistent with the comparable prior thirty-nine week period.

OPERATING INCOME

    Operating income totaled $18.6 million for the 1995 period, as compared to $20.2 million for the 1994 period. As a percentage of net sales, operating income was consistent with the same prior year period but lower in total dollars as a result of lower sales volume as discussed above.

OTHER INCOME (EXPENSE), NET

    In fiscal year 1993, GCC acquired an 81% investment in MMI for $1.6 million. The investment was previously consolidated in the Company's financial statements. In second quarter 1995, GCC sold its preferred stock and 282,600 shares of common stock to MMI. GCC received proceeds of $120,000 and a note receivable for approximately $2.6 million. GCC now has a minority interest in MMI and accounts for the investment using the cost method. GCC recorded a pretax gain of $511,000 on the sale of its investment.

INTEREST

    Interest expense in the 1995 period has remained consistent in dollars and as a percentage of sales with the comparable 1994 period.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE

    In the first quarter of 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). The adoption of this new accounting method resulted in a positive $2.5 million impact on net earnings in the 1994 period.

NET EARNINGS

    Net earnings for the 1995 period were $524,000 compared to net earnings of $1,084,000 for the 1994 period. The adoption of SFAS No. 112 had a $1,119,000 impact on net earnings in the 1995 period; however, the decrease in net earnings was primarily due to the cumulative effect of adopting SFAS No. 109 in the 1994 period. Excluding the impact of adopting SFAS No. 109 in the 1994 period, the Company experienced an improvement in after-tax earnings of approximately $1.9 million for the 1995 period as compared to the 1994 period. This improvement was the result of increased earnings in GCC ($0.6 million due primarily to the sale of MMI as discussed previously), improved earnings of $0.4 million in the Company's insurance operations, and a $0.9 million improvement in GSC due to nonrecurring relocation costs incurred in the prior year. Other subsidiaries had slightly improved earnings in the 1995 period.

LIQUIDITY AND CAPITAL RESOURCES

    The Company relies primarily upon cash flow from operations, patron deposits, Patronage Certificates, shareholdings, and borrowings under the Company's credit lines, to finance operations. Net cash provided by operating activities totaled $10.1 million for the first thirty-nine weeks of fiscal 1995 (the "1995 period"), as compared to $3.5 million for the first thirty-nine weeks of fiscal 1994 (the "1994 period"). Net cash provided for the 1995 period increased $6.6 million as compared to the 1994 period. This increase was due primarily to increased cash provided by the change in inventories ($11.2 million) and accounts and notes receivable ($5.6 million), offset by increased cash utilized by the change in accrued liabilities ($6.0 million), accounts payable ($2.6 million), and other net operating activities ($1.6 million) for the 1995 period as compared to the 1994 period. The improvement in inventories is due primarily to reduced inventory in two of the Company's subsidiaries, Grocers Specialty Company ("GSC") and Grocers General Merchandise Company ("GGMC"), while the improvement in accounts and notes receivable is due to improved collections and reduced receivables in the cooperative, GGMC, finance and insurance companies. The reduction in GSC's inventory reflects its relocation and consolidation of inventory into the corporate warehousing facilities, while GGMC's reduction occurred due to reduced volume. The increased cash utilization for accrued liabilities and accounts payable occurred in response to the increased cash provided by the changes in inventories and accounts and notes receivable. In addition to the items indicated above, the Company's cost and expense reductions, revised marketing programs, and the dividend retention program provide adequate operating cash flow to conduct the company's business operations. At June 3, 1995, working capital was $96.7 million, as compared to $96.8 million at September 3, 1994, and the Company's current ratio was 1.6 to 1 at the end of the 1995 period and at fiscal 1994 year end. Working capital varies primarily as a result of seasonal inventory requirements.

    Capital expenditures totaled $7.5 million in the first thirty-nine weeks of fiscal 1995. The 1995 expenditures include purchases of warehouse, maintenance, and computer equipment.

    On December 6, 1994, the Company completed a sale leaseback transaction with Trinet Corporate Realty Trust, Inc.("Trinet"), an unaffiliated third party, wherein it sold approximately 5.5 acres of real property in the City of Commerce together with all buildings, structures and improvements located on such real property, including an office building containing approximately 100,000 square feet and a cafeteria building containing approximately 8,000 square feet. The total sales price for the property was $11.5 million. Concurrent with the sale of the real property, the Company and Trinet entered into a twenty year lease of the property, with two ten year extension options. The monthly rental is approximately $108,000 and is subject to CPI adjustment commencing on the first day of the sixth, eleventh and sixteenth years. However, such CPI adjustments shall not exceed four percent per annum on a cumulative basis during each five year period. The $1.2 million gain realized on the sale has been deferred and is being amortized in proportion to rental payments over the period of the lease term.

    In fiscal year 1993, Grocers Capital Company ("GCC") acquired an 81% investment in Major Market Inc. ("MMI") for $1.6 million. The investment was previously consolidated in the Company's financial statements. In second quarter 1995, GCC sold its preferred stock and 282,600 shares of common stock to MMI. GCC received proceeds of $120,000 and a note receivable for approximately $2.6 million. GCC now has a minority interest in MMI and accounts for the investment using the cost method. GCC recorded a pretax gain of $511,000 on the sale of its investment. The net cash effect of this transaction is disclosed in the Company's Consolidated Condensed Statements of Cash Flows for the thirty-nine weeks ended June 3, 1995.

    The Company has agreements with certain banks that provide for committed lines of credit. These credit lines are available for general working capital, acquisitions, and maturing long-term debt. At the end of the third quarter of fiscal 1995, the Company had $160 million in committed lines of credit, of which $90.5 million was not utilized. A $135 million committed line of credit with a maturity date of March 17, 1997, is collateralized by accounts receivable, inventory, and certain other assets of Certified Grocers of California, Ltd., and two of its principal subsidiaries, excluding equipment, real property and the assets of GCC. The agreement provides for Eurodollar basis or prime basis borrowings at the Company's option. As of June 3, 1995, the Company's outstanding borrowings, including obligations under capital leases of approximately $7.3 million, amounted to $143.1 million, of which $140 million was classified as noncurrent.

    Certified distributes at least 20% of the patronage dividends in cash and distributes Class B Shares as a portion of the patronage dividends distributed to its member-patrons. In addition, under a patronage dividend retention program authorized by Certified's Board of Directors, Certified retains a portion of the patronage dividends to be distributed for a fiscal year and issues Patronage Certificates evidencing its indebtedness respecting the retained amounts. The program provides for the issuance of Patronage Certificates to patrons on an annual basis in a portion and at an interest rate to be determined annually by the Board of Directors. However, as to any particular patron, if the amount of the retention is less than $500, then no retention occurs and a Patronage Certificate is not issued. Patronage Certificates for each year are unsecured general obligations of Certified, are subordinated to certain other indebtedness of Certified, and are nontransferable without the consent of Certified. The Patronage Certificates are subject to redemption, at any time in whole and from time to time in part, without premium, at the option of Certified, and are subject to being set off, at the option of Certified, against all or any portion of the amounts owing to the Company by the holder. Subject to the payment of at least 20% of the patronage dividend in cash, the portion of the patronage dividend retained is deducted from each patron's patronage dividend prior to the issuance of Class B Shares as a portion of such dividend.

    For fiscal year 1993, the portion of the patronage dividend retained and evidenced by the issuance of Patronage Certificates was 20% of the fourth quarter dividend for dairy products and 40% of the fiscal year's dividend for non-dairy products. Patronage Certificates issued for fiscal year 1993 have a seven year term, maturing on December 15, 2000, and carry a 7% annual interest rate, payable in cash. The retention for 1994 was 20% of the quarterly dairy patronage dividends and 40% of the fiscal year's dividend for non-dairy products, and the Patronage Certificates have a maturity date of December 15, 2001 , and carry an 8% annual interest rate, payable in cash. During the third quarter ended June 3, 1995, the Company's Board of Directors authorized the Company to suspend patronage dividend retention with respect to the quarterly dividend for dairy products effective for the third and fourth quarters of fiscal 1995. The Company expects to continue to distribute patronage dividends in the future, although there can be no assurance of the amounts of such dividends.

    Patrons are generally required to maintain subordinated deposits with the Company and member-patrons purchase shares of stock of the Company. Upon termination of patron status, the withdrawing patron will be entitled to recover deposits in excess of its obligations to the Company if permitted by the applicable subordination provisions, and a member-patron also will be entitled to have its shares redeemed, subject to applicable legal requirements, Company policies and credit agreement limitations. The Company's current redemption policy limits the Class B Shares that the Company is obligated to redeem in any year to 5% of the number of Class B Shares deemed outstanding at the end of the preceding fiscal year. In fiscal 1995, this limitation restricted the Company's redemption of shares to 19,414 shares for $3,165,064, and as of June 3, 1995, that number of shares has been redeemed. Due to the loss of a number of significant member-patrons in past fiscal years, the number of shares tendered for redemption at July 24, 1995, totaled 66,660 (or approximately $11 million using fiscal 1994 year end book values), which exceeds the amount that can be redeemed in fiscal 1995. Consequently, the Company will be required to make redemptions in fiscal 1996, 1997, and 1998, with such redemptions approximating $9.2 million to $9.5 million based on 1994 year end book values and estimated share issuances for those years. Shares are redeemed at their book value as of the end of the year preceding redemption. Cash flow to fund redemption of shares is provided from operations, patron deposits, Patronage Certificates, current shareholdings and borrowings under the Company's credit lines.

                                 LEGAL MATTERS

    The validity of the Certificates has been passed upon for Certified by Burke, Williams & Sorensen, Los Angeles, California.

                                    EXPERTS

    The consolidated balance sheets of Certified and subsidiaries as of September 3, 1994 and August 28, 1993, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended September 3, 1994, included in this Prospectus, and included in the Annual Report on Form 10-K of the Company and Amendment No. 1 thereto on Form 10-K/A, incorporated by reference into this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Consolidated Financial Statements:
  Report of Independent Accountants........................................................................          23
  Consolidated Balance Sheets as of September 3, 1994 and August 28, 1993..................................          24
  Consolidated Statements of Earnings for Fiscal Years Ended September 3, 1994, August 28, 1993, and August
   29, 1992................................................................................................          25
  Consolidated Statements of Shareholders' Equity for Fiscal Years Ended September 3, 1994, August 28,
   1993, and August 29, 1992...............................................................................          26
  Consolidated Statements of Cash Flows for Fiscal Years Ended September 3, 1994, August 28, 1993, and
   August 29, 1992.........................................................................................          27
  Notes to Consolidated Financial Statements...............................................................          28
Unaudited Consolidated Condensed Financial Statements:
  Consolidated Condensed Balance Sheet as of June 3, 1995..................................................          45
  Consolidated Condensed Statements of Earnings for the Thirty-Nine Weeks Ended June 3, 1995 and May 28,
   1994....................................................................................................          46
  Consolidated Condensed Statements of Cash Flows for the Thirty-Nine Weeks Ended June 3, 1995 and May 28,
   1994....................................................................................................          47
  Notes to Unaudited Consolidated Condensed Financial Statements...........................................          48

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Certified Grocers of California, Ltd.

    We have audited the consolidated balance sheets of Certified Grocers of California, Ltd. and subsidiaries as of September 3, 1994 and August 28, 1993, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended September 3, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Certified Grocers of California, Ltd. and subsidiaries as of September 3, 1994 and August 28, 1993, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 3, 1994, in conformity with generally accepted accounting principles.

    As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1994. In addition, as discussed in Note 11 to the financial statements, the Company changed its method of accounting for postretirement benefits other than pensions.

                                          COOPERS & LYBRAND L.L.P.

Los Angeles, California
November 30, 1994

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                              (THOUSANDS OMITTED)
                     SEPTEMBER 3, 1994 AND AUGUST 28, 1993

                                     ASSETS

                                                                                            1994        1993
                                                                                         ----------  ----------
Current
  Cash and cash equivalents............................................................  $    7,702  $   11,411
  Accounts and notes receivable........................................................      96,545      99,973
  Inventories..........................................................................     146,869     148,480
  Prepaid expenses.....................................................................       3,810       3,980
                                                                                         ----------  ----------
        Total current assets...........................................................     254,926     263,844
Properties.............................................................................      86,683      91,884
Investments............................................................................      20,274      12,604
Notes receivable.......................................................................      23,335      26,055
Other assets...........................................................................      15,878       9,592
                                                                                         ----------  ----------
          TOTAL ASSETS.................................................................  $  401,096  $  403,979
                                                                                         ----------  ----------
                                                                                         ----------  ----------

                                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current
  Accounts payable.....................................................................  $   82,137  $   84,878
  Accrued liabilities..................................................................      61,428      49,106
  Notes payable........................................................................       2,978       3,132
  Patrons' excess deposits and declared patronage dividends............................      11,541      14,746
                                                                                         ----------  ----------
        Total current liabilities......................................................     158,084     151,862
Notes payable, due after one year......................................................     149,673     158,585
Commitments and contingencies
Patrons' deposits and certificates:
  Patrons' required deposits...........................................................      17,589      18,901
  Subordinated patronage dividend certificates.........................................       4,444       2,023
Shareholders' equity
  Class A Shares.......................................................................       4,704       4,285
  Class B Shares ......................................................................      56,593      57,238
  Retained earnings ...................................................................      10,313      11,085
  Net unrealized loss on investments...................................................        (304)
                                                                                         ----------  ----------
        Total shareholders' equity.....................................................      71,306      72,608
                                                                                         ----------  ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...................................  $  401,096  $  403,979
                                                                                         ----------  ----------
                                                                                         ----------  ----------

        The accompanying notes are an integral part of these statements.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                              (THOUSANDS OMITTED)
 FOR FISCAL YEARS ENDED SEPTEMBER 3, 1994, AUGUST 28, 1993, AND AUGUST 29, 1992

                                                                        1994          1993          1992
                                                                    ------------  ------------  ------------
                                                                     (53 WEEKS)    (52 WEEKS)    (52 WEEKS)
Net sales.........................................................  $  1,873,872  $  2,007,288  $  2,377,740
Costs and expenses
  Cost of sales...................................................     1,698,930     1,823,592     2,184,700
  Distribution, selling and administrative........................       149,303       153,656       166,657
                                                                    ------------  ------------  ------------
Operating income..................................................        25,639        30,040        26,383
Interest expense..................................................       (15,405)      (15,784)      (17,253)
Other expense, net................................................        (1,600)         (373)         (595)
                                                                    ------------  ------------  ------------
Earnings before patronage dividends, provision (benefit) for
 income taxes and cumulative effect of accounting change..........         8,634        13,883         8,535
Declared patronage dividends......................................       (10,837)      (12,880)      (12,977)
                                                                    ------------  ------------  ------------
Earnings (loss) before income tax provision (benefit) and
 cumulative effect of accounting change...........................        (2,203)        1,003        (4,442)
Provision (benefit) for income taxes..............................           203           530          (794)
                                                                    ------------  ------------  ------------
Earnings (loss) before cumulative effect of accounting change.....        (2,406)          473        (3,648)
Cumulative effect of accounting change............................         2,500
                                                                    ------------  ------------  ------------
Net earnings (loss)...............................................  $         94  $        473  $     (3,648)
                                                                    ------------  ------------  ------------
                                                                    ------------  ------------  ------------

        The accompanying notes are an integral part of these statements.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         (DOLLAR AMOUNTS IN THOUSANDS)
 FOR FISCAL YEARS ENDED SEPTEMBER 3, 1994, AUGUST 28, 1993, AND AUGUST 29, 1992

                                                      CLASS A               CLASS B                    NET UNREALIZED
                                                --------------------  --------------------  RETAINED       LOSS ON
                                                 SHARES     AMOUNT     SHARES     AMOUNT    EARNINGS     INVESTMENTS
                                                ---------  ---------  ---------  ---------  ---------  ---------------
Balance, August 31, 1991......................     59,700  $   5,096    400,764  $  57,304  $  16,249     $
  Class A Shares issued.......................        200         34
  Class A Shares redeemed.....................     (6,200)      (619)                            (440)
  Class B Shares issued.......................                           19,987      3,253
  Class B Shares redeemed.....................                          (20,038)    (2,748)      (674)
  Net loss....................................                                                 (3,648)
                                                ---------  ---------  ---------  ---------  ---------
Balance, August 29, 1992......................     53,700      4,511    400,713     57,809     11,487
  Class A Shares issued.......................      1,900        309
  Class A Shares redeemed.....................     (5,900)      (535)                            (424)
  Class B Shares issued.......................                           13,649      2,232
  Class B Shares redeemed.....................                          (20,036)    (2,803)      (451)
  Net earnings................................                                                    473
                                                ---------  ---------  ---------  ---------  ---------
Balance, August 28, 1993......................     49,700      4,285    394,326     57,238     11,085
  Class A Shares issued.......................      6,000        981
  Class A Shares redeemed.....................     (6,600)      (562)                            (517)
  Class B Shares issued.......................                           13,676      2,230
  Class B Shares redeemed.....................                          (19,716)    (2,875)      (349)
  Net earnings................................                                                     94
  Net unrealized loss on investments..........                                                                 (304)
                                                ---------  ---------  ---------  ---------  ---------         -----
Balance, September 3, 1994....................     49,100  $   4,704    388,286  $  56,593  $  10,313     $    (304)
                                                ---------  ---------  ---------  ---------  ---------         -----
                                                ---------  ---------  ---------  ---------  ---------         -----

        The accompanying notes are an integral part of these statements.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (THOUSANDS OMITTED)
 FOR FISCAL YEARS ENDED SEPTEMBER 3, 1994, AUGUST 28, 1993, AND AUGUST 29, 1992

                                                                                1994         1993         1992
                                                                             -----------  -----------  -----------
                                                                             (53 WEEKS)   (52 WEEKS)   (52 WEEKS)
Cash flows from operating activities:
Net earnings (loss)........................................................   $      94    $     473    $  (3,648)
                                                                             -----------  -----------  -----------
  Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
    Cumulative effect of accounting change.................................      (2,500)
    Facility relocation....................................................         520
    Depreciation and amortization..........................................      10,680       11,890       11,581
    (Gain) loss on disposal of properties..................................        (445)           3           51
    Accrued postretirement benefit costs...................................       2,509
    Accrued environmental liabilities......................................       1,100          400
    Accrued sublease liability.............................................       1,228
    Decrease (increase) in assets:
      Accounts and notes receivable........................................       3,428       26,454       (2,611)
      Inventories..........................................................       1,611       20,480       23,065
      Prepaid expenses.....................................................         170          180        1,386
      Notes receivable.....................................................       2,720       (1,277)      (2,488)
    Increase (decrease) in liabilities:
      Accounts payable.....................................................      (2,741)     (13,940)     (19,531)
      Accrued liabilities..................................................       3,015       (6,458)       8,265
      Patrons' excess deposits and declared patronage dividends............      (3,205)                   (9,040)
                                                                             -----------  -----------  -----------
  Total adjustments .......................................................      18,090       37,732       10,678
                                                                             -----------  -----------  -----------
Net cash provided by operating activities..................................      18,184       38,205        7,030
                                                                             -----------  -----------  -----------
Cash flows from investing activities:
  Purchase of properties...................................................      (5,921)      (8,858)      (9,369)
  Proceeds from sales of properties........................................       1,295        1,836        1,408
  (Increase) decrease in other assets......................................        (244)          43          (99)
  Investment in preferred stocks, net......................................      (2,552)                   (4,000)
  Investment in long-term bonds, net.......................................      (3,102)      (2,312)      (1,730)
  Investment in common stocks..............................................      (2,320)
  Purchase of intangible assets............................................                   (1,540)
                                                                             -----------  -----------  -----------
Net cash utilized by investing activities..................................     (12,844)     (10,831)     (13,790)
                                                                             -----------  -----------  -----------
Cash flows from financing activities:
  Additions to long-term notes payable.....................................                      331       83,364
  Reduction of long-term notes payable.....................................      (5,934)     (17,360)     (61,445)
  Additions to short-term notes payable....................................                       38
  Reduction of short-term notes payable....................................      (3,132)      (3,905)     (15,846)
  Decrease in members' required deposits...................................      (1,312)      (5,664)        (222)
  Issuance of subordinated patronage dividend certificates.................       2,421        2,023
  Repurchase of shares from members........................................      (4,303)      (4,213)      (4,481)
  Issuance of shares to members............................................       3,211        2,541        3,287
                                                                             -----------  -----------  -----------
Net cash (utilized) provided by financing activities.......................      (9,049)     (26,209)       4,657
                                                                             -----------  -----------  -----------
Net (decrease) increase in cash and cash equivalents.......................      (3,709)       1,165       (2,103)
Cash and cash equivalents at beginning of year ............................      11,411       10,246       12,349
                                                                             -----------  -----------  -----------
Cash and cash equivalents at end of year...................................   $   7,702    $  11,411    $  10,246
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Supplemental disclosure of cash flow information:
Cash paid during the year for:
  Interest.................................................................   $  15,232    $  15,499    $  17,722
  Income taxes ............................................................          70        1,155          129
                                                                             -----------  -----------  -----------
                                                                              $  15,302    $  16,654    $  17,851
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

        The accompanying notes are an integral part of these statements.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    PRINCIPLES OF CONSOLIDATION:

    The consolidated financial statements include the accounts of Certified Grocers of California, Ltd. and all of its subsidiaries ("Certified" or the "Company"). Intercompany transactions and accounts with subsidiaries have been eliminated.

    NATURE OF BUSINESS:

    The Company is a cooperative organization engaged primarily in the distribution of food products and related nonfood items to retail establishments owned by shareholders of the Company. All establishments with which directors are affiliated, as members of the Company, purchase groceries, related products and store equipment from the Company in the ordinary course of business at prices and on terms available to members generally. In accordance with the Company's various member services, certain directors (or their firms) receive benefits for which all members are eligible.

    The Company's fiscal year ends on the Saturday nearest to August 31.

    RECLASSIFICATIONS:

    Certain  reclassifications  have  been   made  to  prior  years'   financial
statements to present them on a basis comparable with the current period's presentation.

    CASH EQUIVALENTS:

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    CONCENTRATION OF CREDIT RISK:

    The Company is required by Statement of Financial Accounting Standards No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk" ("SFAS No. 105"), to disclose significant concentrations of credit risk. Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by SFAS No. 105, consist primarily of trade receivables and lease guarantees for certain member-patrons. These concentrations of credit risk may be affected by changes in economic or other conditions affecting the Western United States, particularly California. However, management believes that receivables are well diversified and the allowances for doubtful accounts are sufficient to absorb estimated losses. Obligations of member-patrons to the Company, including lease guarantees, are generally supported by the Company's right of offset, upon default, against the member-patrons' cash deposits, shareholdings and Patronage Certificates, as well as personal guarantees and reimbursement and indemnification agreements.

    FAIR VALUE OF FINANCIAL INSTRUMENTS:

    Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS No. 107"), requires disclosure of fair value information about most financial instruments, both on and off the balance sheet, if it is practicable to estimate. SFAS No. 107 excludes certain financial instruments, such as certain insurance contracts, and all non-financial instruments from its disclosure requirements. A financial instrument is defined as a contractual obligation that ultimately ends with the delivery of cash or an ownership interest in an entity. Disclosures regarding the fair value of financial instruments have been derived using external market sources, estimates using present value or other valuation techniques.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    The following table presents the carrying values and the estimated fair values as of September 3, 1994 and August 28, 1993, of the Company's financial instruments reportable pursuant to SFAS No. 107:

                                                              1994                            1993
                                                 ------------------------------  ------------------------------
                                                                   ESTIMATED                       ESTIMATED
                                                 CARRYING VALUE    FAIR VALUE    CARRYING VALUE    FAIR VALUE
                                                 --------------  --------------  --------------  --------------
Assets:
  Cash and cash equivalents....................  $    7,702,000  $    7,702,000  $   11,411,000  $   11,411,000
  Investments..................................      20,274,000      20,274,000      12,604,000      12,903,000
  Notes receivable.............................      23,335,000      23,335,000      26,055,000      26,055,000
Liabilities:
  Notes payable and Notes payable, due after
   one year....................................  $  152,651,000  $  148,637,000  $  161,717,000  $  155,628,000
  Patrons' excess deposits and declared
   patronage dividends.........................      11,541,000      11,541,000      14,746,000      14,746,000
  Patrons' required deposits...................      17,589,000      17,589,000      18,901,000      18,901,000
  Subordinated patronage dividend
   certificates................................       4,444,000       4,444,000       2,023,000       2,023,000

    The methods and assumptions used to estimate the fair values of the Company's financial instruments at September 3, 1994 and August 28, 1993 were based on estimates of market conditions and risks existing at that time. These values merely represent an approximation of possible value and may never actually be realized.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    CASH AND CASH EQUIVALENTS

        The carrying amount approximates fair value due to the short maturity of these instruments.

    INVESTMENTS AND NOTES RECEIVABLE

        The fair values for Investments and Notes receivable are based primarily on quoted market prices for those or similar instruments.

    NOTES PAYABLE AND NOTES PAYABLE DUE AFTER ONE YEAR

        The fair values for Notes payable and Notes payable, due after one year are based primarily on rates currently available to the Company for debt with similar terms and remaining maturities.

   PATRONS' EXCESS DEPOSITS AND DECLARED PATRONAGE DIVIDENDS, PATRONS' REQUIRED DEPOSITS, AND SUBORDINATED PATRONAGE DIVIDEND CERTIFICATES

        The carrying amount approximates fair value due primarily to the limitations imposed on deposit fund redemptions as provided in the subordinating provisions to which they are subject.

    INVENTORIES:

    Inventories are valued at the lower of cost (first-in, first-out) or market.

    DEPRECIATION:

    Depreciation is computed using the straight-line method over the estimated useful lives of the assets which approximate 40 years for buildings and 10 years for equipment. Expenditures for replacements or major improvements are capitalized; expenditures for normal maintenance and repairs are charged to operations as incurred. Upon sale or retirement of properties, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in operations.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    POSTRETIREMENT BENEFITS:

    Effective August 29, 1993, the Company implemented Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106"). This statement requires that the cost of these benefits, which are primarily for health care and life insurance, be recognized in the financial statements throughout the employees' active working careers. The Company's previous practice was to expense these costs on a cash basis, principally after retirement. The transition obligation is being amortized on a straight-line basis over twenty years as allowed under SFAS No.
106. The incremental effect on the Company's results of operations for fiscal 1994 is approximately $2.5 million which has been accrued as a non-cash expense. Management is considering benefit plan changes that will reduce the impact of SFAS No. 106. Alternatives under consideration include plan redesign for such items as cost sharing, modification of eligibility requirements, and limitation of benefit payouts.

    POSTEMPLOYMENT BENEFITS:

    The FASB issued Statement No. 112 "Employers' Accounting for Postemployment Benefits", which is effective for fiscal years beginning after December 15, 1993. Accordingly, the Company will conform to the new requirements in fiscal 1995. The new accounting standard requires an accrual rather than a pay-as-you-go basis of recognizing expenses for postemployment benefits (provided by an employer to former or inactive employees after termination of employment but before retirement). Management estimates the effect on its results of operations in fiscal 1995 will approximate $1.5 million which it will accrue in that year as a noncash expense.

    ENVIRONMENTAL COSTS:

    The Company expenses, on a current basis, certain recurring costs incurred in complying with environmental regulations and remediating environmental pollution. The Company also reserves for certain non-recurring future costs required to remediate environmental pollution for which the Company is liable whenever, by diligent legal and technical investigation, the scope or extent of pollution has been determined, the Company's contribution to the pollution has been ascertained, remedial measures have been specifically identified as practical and viable, and the cost of remediation and the Company's proportionate share can be reasonably estimated.

    INCOME TAXES:

    Effective August 29, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires the use of the liability method of accounting for deferred income taxes; prior periods have not been restated. The cumulative effect of this change in accounting principle increased the Company's net earnings by $2.5 million.

    INVESTMENTS:

    Effective September 3, 1994 the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"); prior periods have not been restated. The cumulative effect of such adoption amounted to an unrealized loss of $304,000, net of deferred tax, and has been reported separately in the Consolidated Statements of Shareholders' Equity. There was no effect on the Consolidated Statements of Earnings. The gross amount of $461,000 reflects a non-cash investing activity. Investment income is recorded when earned. The market value of investments was supplied by Bank of America. These market values are considered fair value.

    Prior to the implementation of SFAS No. 115, investments in fixed maturities which might, under certain circumstances, be sold prior to their dates of maturity were classified as investments "held for sale" and such portfolio was recorded at the lower of cost or market value. Unrealized losses, net of deferred taxes, on such investments, if any, were recorded as a charge directly to shareholders' equity. In addition, the

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Company identified certain investments in fixed maturities held for trading purposes. Such investments were recorded at market value and unrealized gains or losses on such investments, net of deferred taxes, were credited or charged directly to shareholders' equity.

    The cost of securities sold is determined by the "identified certificate" method.

2.  PROPERTIES:

    Properties at September 3, 1994, and August 28, 1993 stated at cost, are comprised of:

                                                                              1994            1993
                                                                         --------------  --------------
Land...................................................................  $   11,488,000  $   11,488,000
Buildings and leasehold improvements...................................      71,854,000      70,928,000
Equipment..............................................................      64,637,000      63,388,000
Equipment under capital leases.........................................      10,345,000      11,547,000
                                                                         --------------  --------------
                                                                            158,324,000     157,351,000
Less, accumulated depreciation and
 amortization..........................................................      71,641,000      65,467,000
                                                                         --------------  --------------
                                                                         $   86,683,000  $   91,884,000
                                                                         --------------  --------------
                                                                         --------------  --------------

3.  INVESTMENTS:

    The amortized cost and fair values of investments available-for-sale were as follows:

                                                                     GROSS        GROSS
                                                     AMORTIZED    UNREALIZED   UNREALIZED       FAIR
SEPTEMBER 3, 1994                                      COSTS         GAINS       LOSSES         VALUE
-------------------------------------------------  -------------  -----------  -----------  -------------
Fixed Maturities:
  U.S. Treasury securities and obligations of
   U.S. government corporations and agencies.....  $  10,102,000   $  10,000    $ 415,000   $   9,697,000
  Corporate securities...........................        306,000                    8,000         298,000
  Mortgage backed securities.....................      1,455,000       1,000       49,000       1,407,000
                                                   -------------  -----------  -----------  -------------
    Sub-total....................................     11,863,000      11,000      472,000      11,402,000
Redeemable preferred stock.......................      6,552,000                                6,552,000
Equity securities................................      2,320,000                                2,320,000
                                                   -------------  -----------  -----------  -------------
                                                   $  20,735,000   $  11,000    $ 472,000   $  20,274,000
                                                   -------------  -----------  -----------  -------------
                                                   -------------  -----------  -----------  -------------

                                                                     GROSS        GROSS
                                                     AMORTIZED    UNREALIZED   UNREALIZED       FAIR
AUGUST 28, 1993                                        COST          GAINS       LOSSES         VALUE
-------------------------------------------------  -------------  -----------  -----------  -------------
Fixed Maturities:
  U.S. Treasury securities and obligations of
   U.S. government corporations and agencies.....  $   7,530,000   $ 251,000                $   7,781,000
  Corporate securities...........................        597,000      14,000                      611,000
  Mortgage backed securities.....................        477,000      34,000                      511,000
                                                   -------------  -----------  -----------  -------------
    Sub-total....................................      8,604,000     299,000                    8,903,000
Redeemable preferred stock.......................      4,000,000                                4,000,000
                                                   -------------  -----------  -----------  -------------
                                                   $  12,604,000   $ 299,000    $           $  12,903,000
                                                   -------------  -----------  -----------  -------------
                                                   -------------  -----------  -----------  -------------

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    Fixed maturity investments as of September 3, 1994 are due as follows:

                                                                             AMORTIZED        FAIR
SEPTEMBER 3, 1994                                                              COST           VALUE
-------------------------------------------------------------------------  -------------  -------------
Fixed Maturities Available for Sale:
  Due in one year or less................................................  $     852,000  $     828,000
  Due after one year through five years..................................      7,292,000      7,042,000
  Due after five years through ten years.................................      2,790,000      2,632,000
  Due after ten years....................................................        929,000        900,000
                                                                           -------------  -------------
                                                                           $  11,863,000  $  11,402,000
                                                                           -------------  -------------
                                                                           -------------  -------------

    Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are shown as being due at their average expected maturity dates.

    Investment income is summarized as follows:

                                                                    1994          1993          1992
                                                                ------------  ------------  ------------
Fixed Maturities..............................................  $  1,094,000  $  1,267,000  $  1,406,000
Preferred Stock...............................................       461,000       311,000
Cash and cash equivalents.....................................        95,000       122,000        59,000
                                                                ------------  ------------  ------------
                                                                   1,630,000     1,700,000     1,465,000
Less: investment expenses.....................................      (110,000)      (64,000)      (69,000)
                                                                ------------  ------------  ------------
    Net investment income.....................................  $  1,520,000  $  1,636,000  $  1,396,000
                                                                ------------  ------------  ------------
                                                                ------------  ------------  ------------

    Investments carried at $20,150,000 and $17,940,000 at September 3, 1994 and August 28, 1993, respectively, (market value $20,150,000 and $18,592,000 respectively) are on deposit with regulatory authorities in compliance with insurance company regulations.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.  NOTES PAYABLE:

    Notes payable at September 3, 1994 and August 28, 1993 are summarized as follows:

                                                                              1994            1993
                                                                         --------------  --------------
Notes payable to banks under revolving credit agreements, expiring
 March 17, 1997, interest rate at prime (7.75% and 6.0% at September 3,
 1994 and August 28, 1993, respectively) plus 1/2% or Eurodollar (4.81%
 and 3.37% at September 3, 1994 and August 28, 1993, respectively) plus
 1 1/2%................................................................  $   59,352,000  $   64,022,000
Note payable to banks under revolving credit agreements, expiring March
 17, 1997, interest rate at prime (7.75% at September 3, 1994) plus
 1/2% or Eurodollar (4.81% at September 3, 1994) plus 1 1/2%...........      18,000,000
Subordinated note payable to a life insurance company, due April 1,
 1999, interest rate of 10.8%, $8,750,000 due April 1 each year
 beginning in 1996.....................................................      35,000,000      35,000,000
Senior note payable to a life insurance company, unsecured, due January
 15, 2005, interest rate of 9.55%, $62,500 due monthly each year beginning in 1992 through 2000 and then $220,833 monthly until
 maturity..............................................................      17,250,000      18,000,000
Note payable to bank under revolving credit agreement, refinanced on
 April 25, 1994 interest rate at prime (6% at August 28, 1993) plus
 1/2% or LIBOR (3.37% at August 28, 1993) plus 1 1/2%..................                      19,000,000
Notes payable, collateralized by land and warehouses, payable monthly,
 approximately $60,000 plus interest at 9.88%, due February 1, 2006....      15,211,000      15,889,000
Obligations under capital leases.......................................       7,838,000       9,806,000
                                                                         --------------  --------------
                                                                            152,651,000     161,717,000
Less, portion due within one year......................................      (2,978,000)     (3,132,000)
                                                                         --------------  --------------
                                                                         $  149,673,000  $  158,585,000
                                                                         --------------  --------------
                                                                         --------------  --------------

    Maturities of long-term debt as of September 3, 1994 are:

1995.................................................................  $  2,978,000
1996.................................................................    29,577,000
1997.................................................................    70,811,000
1998.................................................................    11,337,000
1999.................................................................    11,353,000
Beyond 1999..........................................................    26,595,000
                                                                       ------------
                                                                       $152,651,000
                                                                       ------------
                                                                       ------------

    Weighted average interest rates on short-term borrowings for fiscal year ends 1994, 1993, and 1992 approximated 9.71%, 9.14%, and 7.29%, respectively. Weighted average interest rates during each fiscal year, calculated on a quarterly basis, approximated respective year end average rates. The average amounts of short-term borrowings outstanding during fiscal years 1994, 1993, and 1992 were $3,147,000, $3,206,000, and $42,192,000, respectively. Short-term borrowings amounted to as much as $3,158,000 in 1994, $3,616,000 in 1993, and $118,141,000 in 1992.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    The Company has credit agreements with certain banks that provide for committed lines of credit. These credit lines are available for general working capital, acquisitions, and maturing long-term debt. At the end of fiscal year 1994, the Company had $160 million in committed lines of credit, of which $82.6 million was not utilized. The unused portion of these credit lines are subject to annual commitment fees of 0.375%.

    Overall borrowings are limited by various financial covenants pertaining to working capital, debt-to-equity relationships, tangible net worth, earnings, and similar provisions. In addition, on the required portion of member deposits, no payment may be made if there exists a default with respect to any senior indebtedness, as defined, until such default has been cured or waived or until such senior indebtedness has been paid in full.

    A credit agreement of $135 million is collateralized by accounts receivable, inventory and certain other assets, excluding equipment and real property. The maturity date is March 17, 1997, but is subject to extension by the mutual consent of the Company and the banks. The agreement provides for Eurodollar basis or prime basis borrowings at the Company's option.

    A credit agreement for $25 million is collateralized by Grocers Capital Company's ("GCC") eligible receivables. The maturity date is March 17, 1997, but is subject to extension by the mutual consent of the Company and the banks. The agreement provides for prime basis or Eurodollar basis borrowings at the Company's option.

    As a result of maturing long-term debt (a non-cash financing activity), the Company reclassified from long to short-term debt $2,978,000, $3,088,000 and $3,115,000 in fiscal 1994, 1993 and 1992, respectively.

    The fair values of the Company's notes payable, excluding obligations under capital leases, approximated $141 million at September 3, 1994. Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair values of notes payable.

5.  LEASES:

    The Company has entered into both operating and capital leases for certain warehouse, transportation and data processing computer equipment. The Company has also entered into operating leases for approximately 33 retail supermarkets. The majority of these locations are subleased to various member-patrons of the Company. The operating leases and subleases are noncancellable, renewable, include purchase options in certain instances, and require payment of taxes, insurance and maintenance. In addition, the Company is contingently liable with respect to lease guarantees for certain member-patrons. The total commitment for such lease guarantees approximates $30.9 million to $32.9 million. The Company's security respecting these lease guarantees is discussed in Note 1 under "Concentration of Credit Risk."

    Total rent expense  was $22,707,000, $23,326,000,  and $22,082,000 in  1994,
1993, and 1992 respectively. Sublease rental income was $4,713,000, $4,657,000, and $2,554,000 in 1994, 1993, and 1992 respectively.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    Minimum rentals (exclusive of real estate taxes, insurance, and other expenses payable under the terms of the leases) as of September 3, 1994, are summarized as follows:

                                                                 CAPITAL
                                                                 LEASES      OPERATING LEASES
                                                              -------------  ----------------
1995........................................................   $ 2,062,000    $   18,636,000
1996........................................................     1,772,000        16,510,000
1997........................................................     1,119,000        13,679,000
1998........................................................       982,000         9,168,000
1999........................................................       852,000         6,289,000
Beyond 1999.................................................     1,192,000        22,226,000
                                                              -------------  ----------------
  Total minimum lease payments..............................     7,979,000    $   86,508,000
                                                                             ----------------
                                                                             ----------------
Less, amount representing interest..........................      (141,000)
                                                              -------------
Present value of net minimum lease payments.................     7,838,000
Less, current portion.......................................    (1,479,000)
                                                              -------------
  Total long-term portion...................................   $ 6,359,000
                                                              -------------
                                                              -------------

    Minimum sublease rentals (exclusive of real estate taxes, insurance and other expenses payable under the terms of the leases) as of September 3, 1994, are summarized as follows:

                                                                                   OPERATING
                                                                                    LEASES
                                                                                 -------------
1995...........................................................................  $   4,645,000
1996...........................................................................      4,548,000
1997...........................................................................      4,439,000
1998...........................................................................      2,309,000
1999...........................................................................      1,719,000
Beyond 1999....................................................................     11,474,000
                                                                                 -------------
                                                                                 $  29,134,000
                                                                                 -------------
                                                                                 -------------

6.  ACCRUED LIABILITIES:

    The Company's insurance subsidiary maintains restricted certificates of deposit and marketable securities from which the ceding companies can draw to settle claims or certain other balances due ($9,827,000 and $8,732,000 at September 3, 1994 and August 28, 1993, respectively). Accordingly, the loss reserves and balances payable to the ceding companies which pertain to the restricted certificates of deposit, marketable investments, and related reinsurance balances receivable from the ceding companies have been offset in the Company's consolidated balance sheets.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.  INCOME TAXES:

    The significant components of income tax expense (benefit) attributable to continuing operations are summarized as follows:

                                                            1994          1993        1992
                                                        -------------  ----------  -----------
Federal:
  Current tax expense.................................  $   2,049,000  $  396,000  $
  Utilization of net operating loss
   carryforwards......................................       (800,000)
  Deferred tax (benefit) expense......................     (1,156,000)     58,000     (705,000)
                                                        -------------  ----------  -----------
                                                               93,000     454,000     (705,000)
                                                        -------------  ----------  -----------
State:
  Current tax expense.................................        377,000      57,000
  Deferred tax benefit................................       (267,000)     19,000      (89,000)
                                                        -------------  ----------  -----------
                                                              110,000      76,000      (89,000)
                                                        -------------  ----------  -----------
                                                        $     203,000  $  530,000  $  (794,000)
                                                        -------------  ----------  -----------
                                                        -------------  ----------  -----------

    The Company's income taxes currently payable in 1994 and 1993 are in part due to alternative minimum tax.

    Deferred   income  taxes  for  temporary  differences  associated  with  the patronage earnings have not been recorded because the Company allocates its patronage income on an annual basis to its members. Under federal and state income tax regulations applicable to cooperative organizations, patronage dividends are deductible in computing taxable income.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    The effects of nonpatronage temporary differences and other items that give rise to deferred tax assets and deferred tax liabilities are presented below:

                                                                            SEPTEMBER 3,    AUGUST 29,
                                                                                1994           1993
                                                                            -------------  -------------

Deferred tax assets:
  Accounts receivable.....................................................  $     895,000  $     794,000
  Accrued vacation/incentives.............................................        299,000        275,000
  Postretirement benefits other than pension..............................        505,000
  Insurance reserves......................................................      1,789,000      1,606,000
  Closed store reserves...................................................        632,000        515,000
  Lease reserve...........................................................        528,000
  Other...................................................................        638,000        134,000
  Net operating loss carryforwards........................................        571,000        973,000
  Alternative minimum tax credits.........................................      1,948,000      1,342,000
  Tax credits.............................................................        277,000        241,000
                                                                            -------------  -------------
    Total gross deferred tax assets.......................................      8,082,000      5,880,000
  Less valuation allowance................................................     (1,400,000)    (1,000,000)
                                                                            -------------  -------------
    Net deferred tax assets...............................................  $   6,682,000  $   4,880,000
                                                                            -------------  -------------
                                                                            -------------  -------------
Deferred tax liabilities:
  Property, plant and equipment...........................................  $   2,029,000  $   1,787,000
  Deferred state taxes....................................................        273,000
  Other...................................................................        195,000        320,000
                                                                            -------------  -------------
    Total gross deferred tax liabilities..................................  $   2,497,000  $   2,107,000
                                                                            -------------  -------------
                                                                            -------------  -------------

Net deferred tax assets are included in Other assets and total gross deferred tax liabilities are included in Accrued liabilities on the Company's Consolidated Balance Sheet as of September 3, 1994. The net change in valuation allowance for deferred tax assets was an increase of $400,000 due to the uncertainty of the realization of the benefit of loss carryforwards and certain tax credits.

    The reconciliation of the statutory federal income tax rate and the Company's effective tax rate is summarized as follows:

                                                                1994        1993        1992
                                                              ---------   ---------   ---------
Federal income tax (benefit) rate...........................     (34.0)%      34.0%      (34.0)%
State income taxes, net of federal income tax benefit.......       3.4         8.8        (2.0)
Loss on insurance subsidiary not recognized for federal
 taxes......................................................                   6.7        16.1
Alternative minimum tax.....................................      17.5
Increase in valuation reserve...............................      17.8
Other, net..................................................       4.9         3.3         2.0
                                                              ---------   ---------   ---------
Effective tax rate (benefit)................................       9.6%       52.8%      (17.9)%
                                                              ---------   ---------   ---------
                                                              ---------   ---------   ---------

    At September 3, 1994, the Company has alternative minimum tax credit carryforwards of approximately $1.9 million available to offset future regular income taxes payable to the extent such regular taxes exceed alternative minimum taxes payable.

8.  SUBORDINATED PATRONAGE DIVIDEND CERTIFICATES:

    In December 1992, the Company's Board of Directors (the "Board") authorized a patronage dividend retention program to be effective commencing with the dividends payable for fiscal 1993, whereby Certified

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
retains a portion of the patronage dividends and issues Patronage Certificates (the "Certificates") evidencing its indebtedness respecting the retained amounts. In addition, the program provides for the issuance of the Certificates to patrons on an annual basis in a portion and at an interest rate to be determined annually. Certificates for each year are unsecured general obligations of Certified, are subordinated to certain other Certified indebtedness, and are nontransferable without the consent of Certified. The certificates are subject to redemption, at any time in whole and from time to time in part, without premium, at the option of Certified.

    For fiscal 1993, the portion of the patronage dividend retained and evidenced by the issuance of patronage certificates was 20% of the fourth quarter dividend for dairy products and 40% of the fiscal year's dividend for non-dairy products. However, as to any particular patron, if such amount was less than $500, then no retention occurred and a Patronage Certificate was not issued. The initial series issued for fiscal 1993 was for a seven year term, maturing on December 15, 2000, and carried a 7% annual interest rate, payable in cash. The Board of Directors approved the patronage dividend program for fiscal year 1994. The retention will be 20% of the quarterly dairy patronage dividends and 40% of the fiscal year's dividend for non-dairy products and will have a maturity date of December 15, 2001 and carry an 8% annual interest rate, payable in cash. The Company expects to continue to distribute patronage dividends in the future, although there can be no assurance of the amounts of such dividends.

9.  CAPITAL SHARES:

    The Company requires that member-patrons hold Class B Shares in an amount equal to the lesser of the amount of the member-patron's required deposit or twice the member-patron's average weekly purchases (the "Class B Share requirement"). Additionally, each Class B Share held by a member-patron is valued at the book value of Certified's outstanding shares as of the close of the fiscal year last ended prior to the issuance of such Class B Share.

    After payment of at least 20% of the patronage dividend in cash and the issuance of the Patronage Certificates, Class B Shares are issued as a portion of each member-patron's patronage dividend and, to the extent necessary to fulfill the member-patron's Class B Share requirement, by crediting the member-patron's cash deposit account for the issuance values of such shares.

    All shares of a terminated member will be redeemed by the Company (subject to certain legal limitations, provisions of the Company's redemption policy, and provisions of certain of the Company's committed lines of credit) at a price equal to the greater of the book value of the shares as of the close of the fiscal year ended prior to the redemption, less all amounts that may be owing by the member to the Company, or one cent per share. All shares are pledged to the Company to secure the Company's redemption rights and as collateral for any debt obligations to the Company.

    The Company is not obligated in any fiscal year to redeem more than 5% of the sum of the number of Class B Shares outstanding as of the close of the preceding fiscal year and the number of Class B Shares issued as a part of the patronage dividend for the preceding year (the "5% limit"). Thus, shares tendered for redemption in a given fiscal year may not necessarily be redeemed in that fiscal year. The 5% limit for fiscal year 1995 will allow for redemption of 19,414 shares. Of the 20,942 shares tendered in fiscal year 1991, 48,644 shares tendered in fiscal year 1992, 36,998 shares tendered in fiscal year 1993, 40,824 shares tendered in fiscal year 1994 and 3,197 tendered in fiscal year 1995 and presently approved for redemption, 20,038 shares were redeemed in fiscal year 1992, 20,036 shares were redeemed in fiscal year 1993, 19,716 shares were redeemed in fiscal year 1994 and 19,414 shares will be redeemed in fiscal year 1995 due to the 5% limit having been reached. Because the 5% limit for fiscal year 1995 has been met, the remaining 71,401 shares (or approximately $11.6 million, using fiscal 1994 year end book values) not redeemed in fiscal year 1995 as well as the redemption of any additional Class B Shares tendered during fiscal 1995 will require the prior approval of the Company's Board of Directors. At present, such approval is not expected to be given.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Accordingly, since the Company's fiscal 1995 5% share redemption limitation has been met, future redemptions for the 1995 fiscal year will be postponed. The total of Class B Shares tendered and awaiting redemption has caused the 5% limit for fiscal 1995, and will cause the limits for fiscal 1996 through 1998 to be met, thereby delaying the redemption of Class B Shares in excess of such limit. The redemptions required for fiscal years 1996 through 1998 approximate $9.2 million to $9.5 million based on 1994 year end book values and estimated share issuances for those years. Cash flow to fund redemption of shares is provided from operations, patron deposits, Patronage Certificates, current shareholdings and borrowings under the Company's credit lines. Any additional large tenderings of Class B Shares could also potentially cause future year 5% limitations to be exceeded. Therefore, the Company's ability to redeem additional shares in excess of the 5% limit without prior approval of the Board may also be limited.

    There are 500,000 authorized Class A Shares, of which 49,100 and 49,700 were outstanding at September 3, 1994 and August 28, 1993, respectively. There are 2,000,000 authorized Class B Shares, of which 388,286 and 394,326 were outstanding at September 3, 1994 and August 28, 1993, respectively. Once redeemed, such shares are not available for reissuance to member-patrons.

    Each member-patron of the Company is required to hold one hundred Class A Shares. No member-patron may hold more than one hundred Class A Shares. However, it is possible that a member may have an interest in another member, or that a person may have an interest in more than one member, and thus have an interest in more than one hundred Class A Shares. The Board of Directors is authorized to accept member-patrons without the issuance of Class A Shares when the Board of Directors determines that such action is justified by reason of the fact that the ownership of the patron is the same, or sufficiently the same, as that of another member-patron holding one hundred Class A Shares. The price for such shares will be the book value per share of outstanding shares at the close of the fiscal year last ended.

    There are also 19 authorized Class C Shares of which 17 are outstanding. These shares are valued at $10 per share, and ownership is limited to members of the Board of Directors with no rights as to dividends or other distributions.

10.  BENEFIT PLANS:

    The Company has a noncontributory, defined benefit pension plan covering substantially all of its nonunion employees. The benefits under the plan generally are based on the employee's years of service and average earnings for the three highest consecutive calendar years of compensation during the ten years immediately preceding retirement. The Company makes contributions to the pension plan in amounts which are at least sufficient to meet the minimum funding requirements of applicable laws and regulations but no more than amounts deductible for federal income tax purposes. Benefits under the plan are included in a trust providing benefits through annuity contracts, and part of the plan assets are held by a trustee.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    The funded status of the plan and the amounts recognized in the balance sheet are:

                                                                          1994           1993           1992
                                                                      -------------  -------------  -------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligations, including vested
   benefits.........................................................  $  24,518,828  $  22,025,105  $  21,322,403
  Effect of assumed future increase in compensation
   levels...........................................................     10,380,043     10,025,238     10,327,360
                                                                      -------------  -------------  -------------
  Projected benefit obligation for services rendered to
   date.............................................................     34,898,871     32,050,343     31,649,763
                                                                      -------------  -------------  -------------
Plan assets at fair value...........................................     31,537,760     31,184,804     29,059,148
                                                                      -------------  -------------  -------------
Plan assets in deficiency of projected benefit obligations..........      3,361,111        865,539      2,590,615
Unrecognized net gain...............................................     (6,091,920)    (3,544,459)    (5,464,059)
Unrecognized transition asset.......................................      2,147,998      2,457,063      2,766,127
Unrecognized prior service cost.....................................        380,517        (99,259)      (109,151)
                                                                      -------------  -------------  -------------
Prepaid pension costs at June 1.....................................       (202,294)      (321,116)      (216,468)
                                                                      -------------  -------------  -------------
Fourth quarter contribution.........................................       (320,645)      (381,592)      (236,516)
Fourth quarter net periodic pension cost............................        228,948        337,730        263,455
                                                                      -------------  -------------  -------------
Prepaid pension cost at fiscal year end.............................  $    (293,991) $    (364,978) $    (189,529)
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Net pension cost included the following components:
  Service cost -- benefits earned during the period.................  $   1,398,109  $   1,384,636  $   1,447,135
  Interest cost on projected benefit obligation.....................      2,649,854      2,424,520      2,405,245
  Actual return on plan assets......................................     (2,660,602)    (2,627,861)    (2,419,035)
  Net amortization and deferral.....................................        (83,873)      (265,502)       (82,426)
                                                                      -------------  -------------  -------------
  Net periodic pension cost.........................................  $   1,303,488  $     915,793  $   1,350,919
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Major assumptions:
  Assumed discount rate.............................................           7.50%          7.50%          7.50%
  Assumed rate of future compensation increases.....................           5.50%          5.50%          5.50%
  Expected rate of return on plan assets............................           8.50%          8.50%          8.50%

    The method used to compute the vested benefit obligation is the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately. The vested benefit obligation was $24,029,411, $21,441,766, and $20,751,462 in 1994, 1993, and 1992, respectively.

    The Company also made contributions of $4,820,000, $5,155,000, and $5,433,000 in 1994, 1993, and 1992, respectively to collectively bargained, multiemployer defined benefit pension plans in accordance with the provisions of negotiated labor contracts. Information from the plans' administrators is not available to permit the Company to determine its proportionate share of termination liability, if any.

    The Company has an Employees' Sheltered Savings Plan ("SSP"), which is a defined contribution plan, adopted pursuant to Section 401(k) of the Internal Revenue Code for its nonunion employees. The Company matches each dollar deferred up to 4% of compensation and, at its discretion, matches 40% of amounts deferred between 4% and 8%. At the end of each fiscal year, the Company also contributes an amount equal to 2% of the compensation of those participants employed at that date. The Company contributed approximately $2,200,000, $2,200,000, and $2,300,000 in 1994, 1993, and 1992 respectively.

    Also, the Company has an Employee Savings Plan ("ESP"), which is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, for all union and

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) nonunion employees hired prior to March 1, 1983. The Company's contribution to the ESP in any fiscal year is based on net earnings as a percentage of total sales. In the event net earnings are less than 1.5% of total sales, no contribution is required. All corporate (nonunion) employees who had a previous balance in the ESP Plan had their balances transferred to the SSP Plan effective first quarter of fiscal 1992. No expense was incurred in fiscal years 1994, 1993 and 1992.

11.  POSTRETIREMENT BENEFIT PLAN OTHER THAN PENSIONS:

    The Company sponsors four postretirement benefit plans that cover both nonunion and union employees. Nonunion employees are eligible for a plan providing medical benefits and a plan providing life insurance benefits. Both nonunion and union employees have separate plans providing a lump sum payout for unused days in the sick leave bank. The postretirement health care plan is contributory for nonunion employees retiring after January 1, 1990, with the retiree contributions adjusted annually; the life insurance plan and the sick leave payout plans are noncontributory.

    The plans are unfunded. The amounts recognized in the balance sheet are:

                                                                                     1994
                                                                                --------------
Accumulated postretirement benefit obligation:
  Retirees....................................................................  $   11,496,106
  Fully eligible active plan participants.....................................       4,621,853
  Other active plan participants..............................................       9,116,878
                                                                                --------------
Accumulated postretirement benefit obligation.................................      25,234,837
Unrecognized transition obligation............................................     (21,347,603)
Unrecognized prior service cost...............................................
Unrecognized net loss.........................................................      (2,013,501)
                                                                                --------------
Accrued postretirement benefit cost at June 1.................................       1,873,733
Fourth quarter contributions..................................................        (293,640)
Fourth quarter net periodic postretirement benefit cost.......................         928,508
                                                                                --------------
Accrued postretirement benefit cost...........................................  $    2,508,601
                                                                                --------------
                                                                                --------------

    Net periodic postretirement benefit cost included the following components:

                                                                                      1994
                                                                                  ------------
Service cost -- benefits attributed to service during the period................  $    653,927
Interest cost on accumulated postretirement benefit obligation..................     1,915,446
Amortization of transition obligation over 20 years.............................     1,123,558
Net amortization and deferral...................................................        21,097
                                                                                  ------------
Net periodic postretirement benefit cost........................................  $  3,714,028
                                                                                  ------------
                                                                                  ------------

    For measurement purposes, a 10 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal year 1995; the rate was assumed to decrease gradually to 6 percent in fiscal 2003 and remain at the level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of September 3, 1994 by $3,522,273 and the aggregate benefit for the year then ended by $464,431.

    The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8 percent.

    The Company's union employees participate in a multiemployer plan that provides health care benefits. Amounts charged to postretirement benefit cost and contributed to the plan totaled $1.3 million in fiscal year 1994.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    Prior to the adoption of SFAS No. 106, the Company recognized the cost of providing those benefits under the insurance agreement by expensing the claims and administrative fees when paid, which for active and retired employees totalled $5,890,000 in 1993, and $6,660,000 in 1992. The portion of the cost of providing those benefits for 164 retirees in fiscal 1993 and 166 retirees in fiscal 1992 was approximately $1.2 million and $0.9 million in fiscal years 1993 and 1992, respectively.

12.  CONTINGENCIES:

    ENVIRONMENTAL MATTERS. The Company, together with others, was notified by the Environmental Protection Agency ("EPA") that it was a potentially responsible party ("PRP") for the disposal of hazardous substances during the 1970s and early 1980s at Operating Industries, Inc. Superfund Site in Monterey Park, California ("OII Site"). The Company has not disposed of any materials at the site since and believes its current disposal policies to be in accordance with federal, state and local governmental laws and regulations. Clean up of this site will occur in five phases and could entail estimated total clean up costs of $650 million to $800 million.

    The Company appealed the initial findings of the EPA on August 16, 1993 concerning the quantity of disposed waste allocated to the Company. Management recorded an initial liability of $400,000 for fiscal 1993. The initial liability was based on estimated cleanup costs of $2 per gallon on approximately 200,000 gallons disposed at the site. In July 1994, the EPA reassessed the Company's allocation as approximately $380,000, pertaining to its portion of the cost of cleanup of the first three phases of the five-phase cleanup process.

    The EPA also informed the Company of phases 4 and 5, which include final remedy and ground water treatment, and a 30 year post-cleanup site control and monitoring. These two phases, with estimated cost to the Company of approximately $1.1 million, are fully reserved in the financial statements. As of September 3, 1994, the total reserve established in respect to environmental liabilities is $1.5 million. The Company is pursuing recovery of a portion of this amount from its insurance carriers. However, due to the uncertainty of success, no recovery amount has been recognized.

    Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate the currently identified site could be higher than the accrued liability. Although it is difficult to estimate the liability of the Company related to these environmental matters, management believes that these matters will not have a materially adverse effect on the Company's financial position or consolidated statement of earnings.

13.  RELATED PARTY TRANSACTIONS:

    A number of companies with which directors are associated have received loans from the Company through its regular member loan program and/or obtained lease guarantees or subleases for certain store locations. In consideration of lease guarantees and subleases, the Company receives a monthly fee equal to 5% of the monthly rent under the leases and subleases. Obligations of member-patrons to the Company, including lease guarantees, are generally supported by the Company's right of offset, upon default, against the member-patrons' cash deposits, shareholdings and Patronage Certificates, as well as personal guarantees and reimbursement and indemnification agreements.
Management believes all such related party transactions are on terms no more favorable than those which would be available to other similarly sized member-patrons.

    During fiscal year 1993, the Company leased certain market premises located in Sacramento, California, and in turn subleased the premises to SavMax Foods, Inc. ("SavMax"), of which director Michael A. Webb is the President and a Shareholder. The sublease to SavMax provides for a term of twenty years, without options to extend, although SavMax has the option to acquire the Company's interest under its lease on the condition that the Company is released from all further liability thereunder. The premises consist of approximately 50,000 square feet and annual base rent under the sublease is at the following per square foot

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) rates: $8.00 during years 1 and 2; $8.40 during years 3 through 5; $8.82 during years 6 through 10; $9.26 during years 11 through 15; and, $9.72 during years 16 through 20. In addition, the Company receives monthly an additional amount equal to 5% of the base monthly rent. Upon default by SavMax, the Company has the right to retake possession of the premises under the sublease. In the event of a default by SavMax under the sublease, the Company's remaining liability under its lease would approximate $10.0 million, assuming the leased premises and other support provided to the Company by way of offset rights proved to be of no value to the Company.

    The Company guarantees certain obligations of SavMax under three leases of market premises located in Sacramento, San Jose and San Leandro, California. Each of these guarantees relates to the obligation of SavMax to pay base rent, common area maintenance charges, real estate taxes and insurance during the initial 20 year terms of these leases. However, the guarantees are such that the Company's obligation under each of them is limited to an amount equal to sixty monthly payments (which need not be consecutive) of the obligations guaranteed. Base rent is $40,482 per month under the Sacramento lease and $56,756 per month under the San Jose lease, in each case subject to a 7 1/2% increase at the end of each five years. Base rent is $42,454 per month under the San Leandro lease, subject to a 10% increase at the end of each five years. In consideration of these guarantees, the Company receives a monthly fee from SavMax equal to 5% of the base monthly rent under these leases. If SavMax were to default under the leases, the Company's remaining liability under its guarantees would range from $10.0 million to $11.9 million, assuming other support provided to the Company by way of offset rights and the reimbursement and indemnification agreements proved to be of no value to the Company.

    The Company guarantees certain obligations of SavMax under two leases of market premises located in Ceres and Vacaville, California. The leases have initial terms expiring in January 2005 and April 2007, respectively. Base monthly rent under the Ceres lease is presently $32,175, increasing to $34,425 in January of 2000. Base monthly rent under the Vacaville lease is presently $29,167, increasing by $25,000 per year in April of 1997 and 2002. In consideration of these guarantees, the Company will receive a monthly fee from SavMax equal to 5% of the base monthly rent under these leases. If SavMax were to default under the leases, the Company's contingent liability under its guarantees would approximate $11.4 million, assuming other support provided to the Company by way of offset rights and the reimbursement and indemnification agreements proved to be of no value to the Company.

    The Company has guaranteed the payment by Cala Co. of certain promissory notes related to an acquisition of Bell Markets, Inc. The promissory notes mature in June 1996 and total $8 million; however, the Company's guaranty obligation is limited to $4 million. In addition, and in connection with the acquisition, the Company has guaranteed certain lease obligations of Bell Markets, Inc. during a 20-year period under a lease relating to two retail grocery stores. Annual rent under the lease is $327,019. In the event the Company is called upon to perform on this guaranty, the Company has the right to receive an assignment of the lease relating to the locations. Accordingly, assuming the leased premises and other support provided to the Company by way of offset rights and the reimbursement and indemnification agreement proved to be of no value to the Company, the Company would be contingently liable under its lease guarantee for approximately $4.7 million. Concurrently, a 5-year agreement to purchase a substantial portion of merchandise requirements from the Company was obtained from Bell Markets, Inc.

    The Company has guaranteed a lease for Mar-Val Food Stores, Inc. (whose President, Mark Kidd, is a director of the Company) on store premises in Valley Springs, California. The guarantee is for a period of fifteen years and is limited to the lessee's obligation to pay base rent of $10,080 per month, common area costs, real estate taxes and insurance. The Company's total obligation under the guarantee is limited to $736,800. In consideration of the guarantee, the Company receives a monthly fee from Mar-Val Food Store, Inc. equal to 5% of the base monthly rent under the lease.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    The Company has guarantees remaining on various member-patron leases during the period of fiscal 1995 through fiscal 1998. In the event the support provided to the Company by way of offset rights and the reimbursement and indemnification agreements proved to be of no value, the Company would be contingently liable under its guarantees for approximately $1.9 million.

    In July 1993, the Company entered into an agreement to lease the produce warehouse to Joe Notrica, Inc., of which director Morrie Notrica is the President and a shareholder. The lease period is for five years, July 21, 1993 through July 31, 1998, at a monthly rent of $24,000. The lease has one five year option and makes provision for inflation adjustments to monthly rent during the option term.

    During fiscal year 1992, Grocers Capital Company ("GCC"), a subsidiary, acquired 40,000 shares of preferred stock of SavMax. The purchase price was $100 per share. In fiscal 1994, GCC, acquired an additional 25,000 shares of preferred stock of SavMax, at a price of $100 per share. As part of the new purchase of preferred stock, the annual cumulative dividend on the 65,000 shares of preferred stock owned by GCC was increased from $8.25 per share to $8.50 per share, payable quarterly. Mandatory partial redemption of this stock at a price of $100 per share began in 1994 and will continue annually thereafter for eight years, at which time the stock is to be completely retired. GCC also purchased from Mr. Webb and another member of his immediate family, 10% of the common stock of SavMax for a price of $2.3 million. In connection with this purchase, Mr. Webb, SavMax and GCC agreed that GCC will have certain preemptive rights to acquire additional common shares, rights to have its common shares included proportionately in any transfer of common shares by Mr. Webb, and rights to have its common shares included in certain registered public offerings of common stock which may be made by SavMax. In addition, GCC has certain rights, at its option, to require that SavMax repurchase GCC's shares, and SavMax has certain rights, at its option, to repurchase GCC's shares. In connection with these transactions, SavMax entered into a seven year supply agreement with the Company (to replace an existing supply agreement) whereunder SavMax is required to purchase a substantial portion of its merchandise requirements from the Company. The supply agreement is subject to earlier termination in certain situations.

    Grocers General Merchandise Company, ("GM"), a subsidiary of the Company, and Food 4 Less GM, Inc. ("F4LGM"), a subsidiary of Food 4 Less Supermarkets, Inc., are partners to a joint venture partnership agreement. Under the agreement, GM and F4LGM are partners operating as Golden Alliance Distribution ("GAD"). The partnership was formed for the purpose of providing for the shared use of the Company's general merchandise warehouse located in Fresno, California and each of the partners has entered into a supply agreement with GAD providing for the purchase of general merchandise products from GAD.

    One of the Company's largest customers, Alpha Beta (which is wholly-owned by Food 4 Less Supermarkets, Inc.) together with its affiliated companies, accounted for a combined total of approximately 9.7% of fiscal 1994 sales.
Another customer, Hughes Markets, Inc. (of which director Roger K. Hughes is Chairman of the Board) accounted for approximately 3.8% of fiscal 1994 sales.

14.  SUBSEQUENT EVENT

    The Company, subsequent to its year-end, completed a sale leaseback transaction with Trinet Corporate Realty Trust, Inc. ("Trinet"), an unaffiliated third party, wherein it sold approximately 5.5 acres of real property in the City of Commerce, together with all buildings, structures and improvements located on such real property, including an office building containing approximately 100,000 square feet and a cafeteria building containing approximately 8,000 square feet. The total sales price for the property was $11,500,000. Concurrent with the sale of the real property, the Company and Trinet entered into a twenty year lease of the property, with two ten year extension options. The monthly rental is approximately $108,000 and is subject to CPI adjustment commencing on the first day of the sixth, eleventh and sixteenth years. However, such CPI adjustments shall not exceed four percent per annum on a cumulative basis during each five year period. Any gain or loss recognized on the transaction is not expected to be material to the financial statements and will be amortized over the life of the lease.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
               CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED)
                              (THOUSANDS OMITTED)

                                                                                           JUNE 3,    SEPTEMBER 3,
                                                                                             1995         1994
                                                                                          ----------  ------------
ASSETS
Current:
  Cash and cash equivalents.............................................................  $    8,352   $    7,702
  Accounts and notes receivable.........................................................     101,822       96,545
  Inventories...........................................................................     140,005      146,869
  Prepaid expenses......................................................................       4,892        3,810
                                                                                          ----------  ------------
    Total current assets................................................................     255,071      254,926
Properties, at cost.....................................................................     149,046      158,324
  Less, accumulated depreciation........................................................     (75,499)     (71,641)
                                                                                          ----------  ------------
                                                                                              73,547       86,683
Investments.............................................................................      22,592       20,274
Notes receivable........................................................................      25,071       23,335
Other assets............................................................................      14,545       15,878
                                                                                          ----------  ------------
    TOTAL ASSETS........................................................................  $  390,826   $  401,096
                                                                                          ----------  ------------
                                                                                          ----------  ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current:
  Accounts payable......................................................................  $   81,109   $   82,137
  Accrued liabilities...................................................................      61,821       61,428
  Notes payable.........................................................................       3,065        2,978
  Patrons' excess deposits and estimated patronage dividends............................      12,397       11,541
                                                                                          ----------  ------------
    Total current liabilities...........................................................     158,392      158,084
Notes payable, due after one year.......................................................     140,045      149,673
Commitments and contingencies
Patrons' required deposits..............................................................      19,178       17,589
Subordinated patronage dividend certificates............................................       4,444        4,444
Shareholders' equity:
  Class A Shares........................................................................       5,056        4,704
  Class B Shares........................................................................      53,629       56,593
  Retained earnings.....................................................................      10,349       10,313
  Net unrealized loss on investments....................................................        (267)        (304)
                                                                                          ----------  ------------
      Total shareholders' equity........................................................      68,767       71,306
                                                                                          ----------  ------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........................................  $  390,826   $  401,096
                                                                                          ----------  ------------
                                                                                          ----------  ------------

        The accompanying notes are an integral part of these statements.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
           CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS (UNAUDITED)
                              (THOUSANDS OMITTED)

                                                                                         THIRTY-NINE WEEKS ENDED
                                                                                        --------------------------
                                                                                        JUNE 3, 1995  MAY 28, 1994
                                                                                        ------------  ------------
Net sales.............................................................................  $  1,341,118   $1,389,609
                                                                                        ------------  ------------
Costs and expenses:
  Cost of sales.......................................................................     1,224,254    1,266,906
  Distribution, selling and administrative............................................        98,302      102,519
                                                                                        ------------  ------------
Operating income......................................................................        18,562       20,184
Interest expense......................................................................       (11,421)     (11,333)
Other income (expense), net...........................................................           509       (1,500)
                                                                                        ------------  ------------
Earnings before estimated patronage dividends, provision (benefit) for income taxes
 and cumulative effect of accounting change...........................................         7,650        7,351
Estimated patronage dividends.........................................................        (6,477)      (9,664)
                                                                                        ------------  ------------
Earnings (loss) before income tax provision (benefit) and cumulative effect of
 accounting change....................................................................         1,173       (2,313)
Provision (benefit) for income taxes..................................................           649         (897)
                                                                                        ------------  ------------
Earnings (loss) before cumulative effect of accounting change.........................           524       (1,416)
                                                                                        ------------  ------------
Cumulative effect of accounting change................................................                      2,500
                                                                                        ------------  ------------
Net earnings (loss)...................................................................  $        524   $    1,084
                                                                                        ------------  ------------
                                                                                        ------------  ------------

        The accompanying notes are an integral part of these statements.

             CERTIFIED GROCERS OF CALIFORNIA, LTD. AND SUBSIDIARIES
          CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
                              (THOUSANDS OMITTED)

                                                                                          THIRTY-NINE WEEKS ENDED
                                                                                        ----------------------------
                                                                                        JUNE 3, 1995   MAY 28, 1994
                                                                                        -------------  -------------
Cash flows from operating activities:
Net earnings..........................................................................    $     524      $   1,084
                                                                                        -------------  -------------
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Gain on sale of investment in affiliate...........................................         (511)
    Cumulative effect of accounting change............................................                      (2,500)
    Depreciation and amortization.....................................................        7,588          7,996
    Loss (gain) on disposal of properties.............................................          237           (265)
    Accrued postretirement benefit costs..............................................        2,239          1,737
    Accrued postemployment benefit costs..............................................        1,119
    Accrued environmental liabilities.................................................          110
    Facility relocation...............................................................                         845
    Decrease (increase) in assets:
      Accounts and notes receivable...................................................       (5,330)       (10,881)
      Inventories.....................................................................        5,451         (5,728)
      Prepaid expenses................................................................       (1,144)          (504)
      Notes receivable................................................................          844          4,086
    Increase (decrease) in liabilities:
      Accounts payable................................................................         (225)         2,329
      Accrued liabilities.............................................................       (1,687)         4,291
      Patrons' excess deposits and estimated patronage dividends......................          856          1,016
                                                                                        -------------  -------------
  Total adjustments...................................................................        9,547          2,422
                                                                                        -------------  -------------
Net cash provided by operating activities.............................................       10,071          3,506
                                                                                        -------------  -------------
Cash flows from investing activities:
  Purchase of properties..............................................................       (7,485)        (5,385)
  Proceeds from sales of properties...................................................       11,363          1,034
  Increase in other assets............................................................         (729)          (735)
  Investment in long-term bonds, net..................................................       (1,882)        (2,432)
  Investment in preferred stocks, net.................................................         (177)        (2,500)
  Investment in common stocks, net....................................................         (180)        (2,320)
  Sale of investment in affiliate, net of cash disposed*..............................         (479)
                                                                                        -------------  -------------
Net cash provided (utilized) by investing activities..................................          431        (12,338)
                                                                                        -------------  -------------
Cash flows from financing activities:
  Additions to long-term notes payable................................................                      10,978
  Reduction of long-term notes payable................................................       (6,973)        (2,000)
  Reduction of short-term notes payable...............................................       (1,368)        (1,668)
  Increase in members' required deposits..............................................        1,589          2,620
  Decrease in subordinated patronage dividend certificates............................                          (5)
  Repurchase of shares from members...................................................       (3,899)        (3,992)
  Issuance of shares to members.......................................................          799            638
                                                                                        -------------  -------------
Net cash (utilized) provided by financing activities..................................       (9,852)         6,571
                                                                                        -------------  -------------
Net increase (decrease) in cash and cash equivalents..................................          650         (2,261)
Cash and cash equivalents at beginning of year........................................        7,702         11,411
                                                                                        -------------  -------------
Cash and cash equivalents at end of period............................................    $   8,352      $   9,150
                                                                                        -------------  -------------
                                                                                        -------------  -------------
Supplemental disclosure of cash flow information:
Cash paid during the period for:
  Interest............................................................................    $  12,321      $  12,343
  Income taxes........................................................................        1,958             70
                                                                                        -------------  -------------
                                                                                          $  14,279      $  12,413
                                                                                        -------------  -------------
                                                                                        -------------  -------------
* Sale of investment in affiliate, net of cash disposed:
  Working capital, other than cash....................................................    $    (980)
  Property, plant and equipment.......................................................        1,596
  Note receivable.....................................................................       (2,580)
  Other assets........................................................................        1,857
  Proceeds in excess of net assets of affiliate sold, net.............................          511
  Long-term debt......................................................................         (883)
                                                                                        -------------
    Net cash effect from sale of investment in affiliate..............................    $    (479)
                                                                                        -------------
                                                                                        -------------

        The accompanying notes are an integral part of these statements.

            CERTIFIED GROCERS OF CALIFORNIA, LTD., AND SUBSIDIARIES NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     1. The accompanying consolidated condensed financial statements reflect all adjustments which are, in the opinion of management, both of a normal recurring nature and necessary to a fair statement of the results of the interim periods presented. Certain reclassifications have been made to prior period's financial statements to present them on a basis comparable with the current period's presentation.

     2. The consolidated condensed financial statements include the accounts of Certified Grocers of California, Ltd. and all of its subsidiaries (the "Company"). Intercompany transactions and accounts with subsidiaries have been eliminated.

     3. The Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS No. 112"), in the first quarter of fiscal year 1995. The new accounting standard requires an accrual rather than a pay-as-you-go basis of recognizing expenses for postemployment benefits provided by an employer to former or inactive employees after termination of employment but before retirement. The effect on the Company's 1995 Consolidated Condensed Statement of Earnings for the thirty-nine weeks ended June 3, 1995 was $1,119,000. This amount is reflected in the Company's 1995 Consolidated Condensed Statement of Cash Flows as a non-cash expense. Management estimates the effect on its results of operations in fiscal 1995 will approximate $1.5 million.

     4. The Company reclassified $1,772,000 from long-term to short-term debt (a noncash financing activity) for the thirty-nine weeks ended June 3, 1995, in its Consolidated Condensed Statements of Cash Flows.

     5. In second quarter 1995, the Company sold a majority investment of Major Market Inc. ("MMI"). MMI was previously consolidated in the Company's financial statements. The Company now has a minority interest in MMI and accounts for the investment using the cost method. The net cash effect of this transaction is disclosed in the Company's Consolidated Condensed Statements of Cash Flows for the thirty-nine weeks ended June 3, 1995.

-------------------------------------------
-------------------------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Additional Information.........................           2
Incorporation By Reference.....................           2
Risk Factors...................................           3
Ratio of Earnings to Fixed Charges.............           4
Business.......................................           4
Tax Matters....................................           6
Description of the Certificates................           6
Method of Offering.............................          12
Use of Proceeds................................          12
Selected Financial Data........................          12
Management's Discussion and Analysis of
 Financial Condition and Results of Operations
 for the Three Fiscal Years Ended September 3,
 1994..........................................          12
Management's Discussion and Analysis of
 Financial Condition and Results of Operations
 as of June 3, 1995 and for the Thirty-Nine
 Weeks Then Ended and the Comparable
 Thirty-Nine Weeks of 1994.....................          18
Legal Matters..................................          21
Experts........................................          21
Index to Financial Statements..................          22
Report of Independent Accountants..............          23
Financial Statements...........................          24

-------------------------------------------
-------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration Fee Under Securities Act of 1933............   $  1,035.00
Printing, Engraving and Reproduction.....................     10,000.00
Expenses of Qualification Under State Blue Sky Laws......      3,500.00
Legal Fees and Expenses..................................     10,000.00
Accounting Fees and Expenses.............................      8,000.00
Miscellaneous............................................      2,000.00
                                                            ----------
Total....................................................   $ 34,535.00
                                                            ----------
                                                            ----------

    All of the expenses listed above will be borne by the Registrant and, except for the Registration Fee Under Securities Act of 1933, are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article V of the Registrant's Bylaws provides that the Registrant shall, to the maximum extent permitted by law, have the power to indemnify its directors, officers, employees and other agents. Section 317 of the California Corporations Code provides that a corporation has the power to indemnify agents of the corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation. In addition, the Registrant and its subsidiaries maintain a policy of directors' and officers' liability and company reimbursement insurance.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

Exhibit    4          Instruments defining the rights of security holders, including indentures.
           4.1        Article   I,  Section  5,   and  Article  VII   of  the  Registrant's  Bylaws
                      (incorporated by reference to Exhibit 4.1 to Form S-2 Registration  Statement of the Registrant filed on September 2, 1993, File No. 33-68288).
           4.2        Form  of Subordinated Patronage Dividend Certificate Due December 15, 2002 --
                      Set forth in Exhibit A of Indenture (See Exhibit 4.3).
           4.3        Indenture to be entered into between the Registrant and First Interstate Bank of California,  as Trustee,  relating  to $3,000,000  Subordinated  Patronage
                      Dividend Certificates Due December 15, 2002.
Exhibit    5          Opinion re legality.
           5.1        Opinion of Counsel dated October 12, 1995.

Exhibit    10         Material Contracts.
           10.1       Comprehensive Amendment to Retirement Plan for Employees of Certified Grocers
                      of  California, Ltd. (incorporated  by reference to Exhibit  10.1 to the Form
                      S-2 Registration Statement of the Registrant filed on October 12, 1994,  File
                      No. 33-56005).
           10.2       Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the
                      Form S-2 Registration Statement of the Registrant filed on December 28, 1987,
                      File No. 33-19284).
           10.3       Comprehensive  Amendment to Certified Grocers  of California, Ltd. Employees'
                      Sheltered Savings Plan (incorporated by reference to Exhibit 10.3 to Form S-2
                      Registration Statement of the Registrant filed on September 2, 1993, File No.
                      33-68288).
           10.4       Comprehensive Amendment  to Certified  Grocers of  California, Ltd.  Employee
                      Savings  Plan  (incorporated  by  reference  to  Exhibit  10.4  to  Form  S-2
                      Registration Statement of the Registrant filed on September 2, 1993, File No.
                      33-68288).
           10.4.1     First Amendment to  Certified Grocers  of California,  Ltd. Employee  Savings
                      Plan   (incorporated  by  reference  to  Exhibit   10.4.1  to  the  Form  S-2
                      Registration Statement of the Registrant filed on October 12, 1994, File  No.
                      33-56005).
           10.5       Executive  Salary  Protection  Plan  Life  Insurance  Agreement  between  the
                      Registrant and John Andikian, William  O. Christy, H. Edward Collins,  Donald
                      W. Dill, Everett W. Dingwell II, David Fitton III, Gerald F. Friedler, Donald
                      G. Grose, Herman Hensley, Rodney J. Love, Robert H. Mason, Lawrence J. Picano
                      and   Robert  P.  Walz   (incorporated  by  reference   to  Exhibit  10.7  to
                      Post-Effective Amendment  No. 2  to Form  S-2 Registration  Statement of  the
                      Registrant filed on March 1, 1988, File No. 33-19284).
           10.5.1     Executive  Salary  Protection  Plan  Life  Insurance  Agreement  between  the
                      Registrant and Jerald L. Lauer, Alfred A. Plamann, Paul D. Rohde and David A.
                      Woodward (incorporated  by  reference  to Exhibit  10.7.1  to  Post-Effective
                      Amendment No. 8 to Form S-2 Registration Statement of the Registrant filed on
                      December 10, 1990, File No. 33-19284).
           10.6       Comprehensive  Amendment to Certified Grocers  of California, Ltd. Employees'
                      Excess Benefit and Supplemental  Deferred Compensation Plan (incorporated  by reference  to Exhibit  10.8 to  Post-Effective Amendment  No. 15  to Form S-1
                      Registration Statement of the Registrant filed on December 20, 1988, File No.
                      2-70069).
           10.6.1     Comprehensive Amendment to Certified  Grocers of California, Ltd.  Employees'
                      Excess  Benefit Plan (incorporated by reference to Exhibit 10.6.1 to the Form
                      S-2 Registration Statement of the Registrant filed on October 12, 1994,  File
                      No. 33-56005).
           10.6.2     Comprehensive  Amendment to Certified Grocers  of California, Ltd. Employees'
                      Supplemental Deferred Compensation Plan (incorporated by reference to Exhibit
                      10.8.2 to Post-Effective Amendment No.  8 to Form S-2 Registration  Statement
                      of the Registrant filed on December 10, 1990, File No. 33-19284).
           10.7       Joint Venture Agreement of Golden Alliance Distribution, dated as of April 8,
                      1992,  between Food 4  Less GM, Inc. and  Grocers General Merchandise Company
                      (incorporated by reference to Exhibit 10.7 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993, File No. 33-68288).
           10.8       Lease, dated as of December 23,  1986, between Cercor Associates and  Grocers
                      Specialty  Company (incorporated  by reference  to Exhibit  10.8 to  Form S-2
                      Registration Statement of the Registrant filed on September 2, 1993, File No.
                      33-68288).
           10.9       Expansion Agreement, dated as of May 1, 1991, and Industrial Lease, dated  as of  May 1, 1991, between Dermody  Properties and the Registrant (incorporated by reference  to Exhibit  10.9  to Form  S-2  Registration Statement  of  the
                      Registrant filed on September 2, 1993, File No. 33-68288).

           10.9.1     Lease  Amendment, dated  June 20,  1991, between  Dermody Properties  and the
                      Registrant  (incorporated  by  reference  to  Exhibit  10.9.1  to  Form   S-2
                      Registration Statement of the Registrant filed on September 2, 1993, File No.
                      33-68288).
           10.9.2     Lease  Amendment, dated October 18, 1991,  between Dermody Properties and the
                      Registrant  (incorporated  by  reference  to  Exhibit  10.9.2  to  Form   S-2
                      Registration Statement of the Registrant filed on September 2, 1993, File No.
                      33-68288).
           10.10      Preferred  Stock Purchase  Agreement by  and between  Food-4-Less of Modesto,
                      Inc. and Grocers Capital Company, dated  as of July 1, 1992 (incorporated  by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for
                      the  fiscal year ended August 28, 1993,  filed on November 26, 1993, File No.
                      0-10815).
           10.11      Preferred Stock  Purchase Agreement  by and  between SavMax  Foods, Inc.  and
                      Grocers  Capital  Company, dated  as of  December  17, 1993  (incorporated by reference to  Exhibit  10.11  to  Form  S-2  Registration  Statement  of  the
                      Registrant filed on December 15, 1994, File No. 33-38152).
           10.12      Common  Stock Purchase Agreement  by and between Michael  A. Webb and Grocers
                      Capital Company, dated as of December 17, 1993 (incorporated by reference  to
                      Exhibit  10.12 to Form S-2 Registration  Statement of the Registrant filed on
                      December 15, 1994, File No. 33-38152).
           10.13      Agreement Regarding  Common Stock  by  and between  Michael A.  Webb,  SavMax
                      Foods,   Inc.  and   Grocers  Capital   Company,  dated   December  17,  1993
                      (incorporated  by  reference  to  Exhibit  10.13  to  Form  S-2  Registration
                      Statement of the Registrant filed on December 15, 1994, File No. 33-38152).
Exhibit    12         Statement re Computation of ratios.
           12.1       Computation of Ratio of Earnings to Fixed Charges.
Exhibit    23         Consents of experts and counsel.
           23.1       Consent of Company Counsel -- see Page F-1.
           23.2       Consent of Independent Accountants -- see Page F-2.
Exhibit    25         Statement of Eligibility of Trustee.
           25.1       Form  T-1 Statement of Eligibility  Under the Trust Indenture  Act of 1939 of
                      First Interstate Bank of California, as Trustee.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (a) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933,
    (b)  to reflect  in the  prospectus any  facts or  events arising  after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3) To remove from registration  by means of a post-effective  amendment
    any   of  the  securities  being  registered  which  remain  unsold  at  the termination of the offering.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Commerce, State of California, on October 12, 1995.

                                           CERTIFIED GROCERS OF CALIFORNIA, LTD.

                                          By       /s/ ALFRED A. PLAMANN

                                           -------------------------------------
                                                     Alfred A. Plamann
                                           President and Chief Executive Officer

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                        SIGNATURE                                        TITLE                        DATE
---------------------------------------------------------  ----------------------------------  -------------------

                      /s/ ALFRED A. PLAMANN                President and Chief                    October 12, 1995
      ---------------------------------------------        Executive Officer
                    Alfred A. Plamann

                         /s/ DANIEL T. BANE                Senior Vice President                  October 12, 1995
      ---------------------------------------------        and Chief Financial
                     Daniel T. Bane                        Officer

                    /s/ RANDALL G. SCOVILLE                Corporate Controller                   October 12, 1995
      ---------------------------------------------
                   Randall G. Scoville

                   /s/ WILLARD R. MACALONEY                Director                               October 12, 1995
      ---------------------------------------------
                  Willard R. MacAloney
                 (Chairman of the Board)

                         /s/ LOUIS A. AMEN                 Director                               October 12, 1995
      ---------------------------------------------
                      Louis A. Amen

                        /s/ JOHN BERBERIAN                 Director                               October 12, 1995
      ---------------------------------------------
                     John Berberian

                         /s/ GENE A. FULTON                Director                               October 12, 1995
      ---------------------------------------------
                     Gene A. Fulton

                        SIGNATURE                                        TITLE                        DATE
---------------------------------------------------------  ----------------------------------  -------------------

                         /s/ LYLE A. HUGHES                Director                               October 12, 1995
      ---------------------------------------------
                     Lyle A. Hughes

                                                           Director                               October   , 1995
      ---------------------------------------------
                     Roger K. Hughes

                       /s/ DARIOUSH KHALEDI                Director                               October 12, 1995
      ---------------------------------------------
                    Darioush Khaledi

                            /s/ MARK KIDD                  Director                               October 12, 1995
      ---------------------------------------------
                        Mark Kidd

                         /s/ JAY MCCORMACK                 Director                               October 12, 1995
      ---------------------------------------------
                      Jay McCormack

                        /s/ MORRIE NOTRICA                 Director                               October 12, 1995
      ---------------------------------------------
                     Morrie Notrica

                  /s/ MICHAEL A. PROVENZANO                Director                               October 12, 1995
      ---------------------------------------------
                  Michael A. Provenzano

                          /s/ ALLAN SCHARN                 Director                               October 12, 1995
      ---------------------------------------------
                      Allan Scharn

                         /s/ JAMES R. STUMP                Director                               October 12, 1995
      ---------------------------------------------
                     James R. Stump

                        /s/ MICHAEL A. WEBB                Director                               October 12, 1995
      ---------------------------------------------
                     Michael A. Webb

                         /s/ KENNETH YOUNG                 Director                               October 12, 1995
      ---------------------------------------------
                      Kenneth Young

                           CONSENT OF COMPANY COUNSEL

    We hereby consent to the reference made to us, and to the use of our name, in this Registration Statement on Form S-2, including the Prospectus filed as a part thereof.

                                          BURKE, WILLIAMS & SORENSEN

Los Angeles, California
October 12, 1995

                       CONSENT OF INDEPENDENT ACCOUNTANTS

    We consent to the inclusion in this Registration Statement on Form S-2 of our report dated November 30, 1994, and the incorporation by reference of said report appearing on page 19 of the Annual Report on Form 10-K and Amendment No. 1 thereto on Form 10-K/A, on our audits of the consolidated balance sheets of Certified Grocers of California, Ltd. and subsidiaries as of September 3, 1994 and August 28, 1993, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended September 3, 1994. We also consent to the reference to our Firm under the caption "Experts."

                                          COOPERS & LYBRAND L.L.P.

Los Angeles, California
October 12, 1995

                               INDEX TO EXHIBITS

  EXHIBIT NO.                            DESCRIPTION                            PAGE
---------------  ------------------------------------------------------------  ------
Exhibit  4       Instruments   defining  the  rights   of  security  holders,
                 including indentures.
         4.1     Article I, Section  5, and Article  VII of the  Registrant's
                 Bylaws (incorporated by reference to Exhibit 4.1 to Form S-2
                 Registration  Statement of the Registrant filed on September
                 2, 1993, File No. 33-68288).
         4.2     Form of  Subordinated  Patronage  Dividend  Certificate  Due
                 December  15, 2002  -- Set forth  in Exhibit  A of Indenture
                 (See Exhibit 4.3).
         4.3     Indenture to  be entered  into  between the  Registrant  and
                 First Interstate Bank of California, as Trustee, relating to
                 $3,000,000  Subordinated Patronage Dividend Certificates Due
                 December 15, 2002.
Exhibit  5       Opinion re legality.
         5.1     Opinion of Counsel dated October 12, 1995.
Exhibit  10      Material Contracts.
         10.1    Comprehensive Amendment to Retirement Plan for Employees  of
                 Certified  Grocers  of  California,  Ltd.  (incorporated  by reference to  Exhibit  10.1  to the  Form  S-2  Registration
                 Statement  of the Registrant filed on October 12, 1994, File
                 No. 33-56005).
         10.2    Incentive Compensation  Plan (incorporated  by reference  to
                 Exhibit  10.2 to the Form  S-2 Registration Statement of the
                 Registrant filed on December 28, 1987, File No. 33-19284).
         10.3    Comprehensive Amendment to Certified Grocers of  California,
                 Ltd.  Employees'  Sheltered  Savings  Plan  (incorporated by reference to Exhibit 10.3 to Form S-2 Registration Statement of the  Registrant  filed on  September  2, 1993,  File  No.
                 33-68288).
         10.4    Comprehensive  Amendment to Certified Grocers of California,
                 Ltd. Employee  Savings Plan  (incorporated by  reference  to
                 Exhibit  10.4  to  Form S-2  Registration  Statement  of the
                 Registrant filed on September 2, 1993, File No. 33-68288).
         10.4.1  First Amendment  to Certified  Grocers of  California,  Ltd.
                 Employee  Savings Plan (incorporated by reference to Exhibit
                 10.4.1  to  the  Form  S-2  Registration  Statement  of  the
                 Registrant filed on October 12, 1994, File No. 33-56005).
         10.5    Executive  Salary Protection  Plan Life  Insurance Agreement
                 between  the  Registrant  and  John  Andikian,  William   O.
                 Christy,  H.  Edward  Collins, Donald  W.  Dill,  Everett W.
                 Dingwell II, David Fitton III, Gerald F. Friedler, Donald G.
                 Grose, Herman  Hensley, Rodney  J.  Love, Robert  H.  Mason,
                 Lawrence  J.  Picano  and Robert  P.  Walz  (incorporated by reference to Exhibit 10.7 to Post-Effective Amendment No.  2 to  Form S-2 Registration Statement  of the Registrant filed on March 1, 1988, File No. 33-19284).
         10.5.1  Executive Salary  Protection Plan  Life Insurance  Agreement
                 between  the  Registrant  and  Jerald  L.  Lauer,  Alfred A.
                 Plamann, Paul D. Rohde  and David A. Woodward  (incorporated by  reference to Exhibit  10.7.1 to Post-Effective Amendment
                 No. 8 to Form S-2  Registration Statement of the  Registrant
                 filed on December 10, 1990, File No. 33-19284).
         10.6    Comprehensive  Amendment to Certified Grocers of California,
                 Ltd. Employees'  Excess  Benefit and  Supplemental  Deferred
                 Compensation Plan (incorporated by reference to Exhibit 10.8 to  Post-Effective Amendment No. 15 to Form S-1 Registration
                 Statement of the Registrant filed on December 20, 1988, File
                 No. 2-70069).

  EXHIBIT NO.                            DESCRIPTION                            PAGE
---------------  ------------------------------------------------------------  ------
         10.6.1  Comprehensive Amendment to Certified Grocers of  California,
                 Ltd.   Employees'  Excess  Benefit   Plan  (incorporated  by
                 reference to  Exhibit 10.6.1  to the  Form S-2  Registration
                 Statement  of the Registrant filed on October 12, 1994, File
                 No. 33-56005).
         10.6.2  Comprehensive Amendment to Certified Grocers of  California,
                 Ltd.  Employees'  Supplemental  Deferred  Compensation  Plan
                 (incorporated   by   reference   to   Exhibit   10.8.2    to
                 Post-Effective  Amendment  No.  8 to  Form  S-2 Registration
                 Statement of the Registrant filed on December 10, 1990, File
                 No. 33-19284).
         10.7    Joint Venture  Agreement  of Golden  Alliance  Distribution,
                 dated  as of April 8, 1992, between Food 4 Less GM, Inc. and
                 Grocers  General   Merchandise  Company   (incorporated   by
                 reference to Exhibit 10.7 to Form S-2 Registration Statement of  the  Registrant filed  on  September 2,  1993,  File No.
                 33-68288).
         10.8    Lease,  dated  as  of  December  23,  1986,  between  Cercor
                 Associates  and Grocers  Specialty Company  (incorporated by reference to Exhibit 10.8 to Form S-2 Registration Statement of the  Registrant  filed on  September  2, 1993,  File  No.
                 33-68288).
         10.9    Expansion Agreement, dated as of May 1, 1991, and Industrial
                 Lease,  dated as of May  1, 1991, between Dermody Properties and the  Registrant (incorporated  by reference  to  Exhibit
                 10.9  to Form  S-2 Registration Statement  of the Registrant
                 filed on September 2, 1993, File No. 33-68288).
         10.9.1  Lease  Amendment,  dated  June  20,  1991,  between  Dermody
                 Properties  and the Registrant (incorporated by reference to
                 Exhibit 10.9.1  to Form  S-2 Registration  Statement of  the
                 Registrant filed on September 2, 1993, File No. 33-68288).
         10.9.2  Lease  Amendment,  dated October  18, 1991,  between Dermody
                 Properties and the Registrant (incorporated by reference  to
                 Exhibit  10.9.2 to  Form S-2  Registration Statement  of the
                 Registrant filed on September 2, 1993, File No. 33-68288).
         10.10   Preferred  Stock   Purchase   Agreement   by   and   between
                 Food-4-Less  of Modesto,  Inc. and  Grocers Capital Company,
                 dated as  of  July 1,  1992  (incorporated by  reference  to
                 Exhibit 10.10 to the Registrant's Annual Report on Form 10-K
                 for the fiscal year ended August 28, 1993, filed on November
                 26, 1993, File No. 0-10815).
         10.11   Preferred  Stock  Purchase Agreement  by and  between SavMax
                 Foods,  Inc.  and  Grocers  Capital  Company,  dated  as  of
                 December  17,  1993  (incorporated by  reference  to Exhibit
                 10.11 to Form S-2  Registration Statement of the  Registrant
                 filed on December 15, 1994, File No. 33-38152).
         10.12   Common  Stock Purchase  Agreement by and  between Michael A.
                 Webb and Grocers Capital Company,  dated as of December  17,
                 1993 (incorporated by reference to Exhibit 10.12 to Form S-2
                 Registration  Statement of the  Registrant filed on December
                 15, 1994, File No. 33-38152).
         10.13   Agreement Regarding Common Stock  by and between Michael  A.
                 Webb,  SavMax Foods, Inc. and Grocers Capital Company, dated
                 December 17,  1993  (incorporated by  reference  to  Exhibit
                 10.13  to Form S-2 Registration  Statement of the Registrant
                 filed on December 15, 1994, File No. 33-38152).
Exhibit  12      Statement re Computation of ratios.
         12.1    Computation of Ratio of Earnings to Fixed Charges.
Exhibit  23      Consents of experts and counsel.
         23.1    Consent of Company Counsel -- see Page F-1.
         23.2    Consent of Independent Accountants -- see Page F-2.
Exhibit  25      Statement of Eligibility of Trustee.
         25.1    Form T-1 Statement of Eligibility Under the Trust  Indenture
                 Act  of  1939 of  First  Interstate Bank  of  California, as
                 Trustee.